UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the 2010 Annual Report for the year ended April 25, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

4204 Industriel Blvd
Laval, Quebec, Canada
H7L 0E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |__|         Form 40-F | X |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |__|         No |__|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |__|         No |__|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |__|         No |__|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 16, 2010
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

Message to Shareholders

Annual Report 2010

THE CHANGING FACE OF COUCHE-TARD

Wherever I look this year, the view is better.

Start with the view out of my office window. Instead of a parking lot, I now look past my computer screen to see a wall of green trees. Our support services moved into a brand new home in the fourth quarter and it sums up a transformative year for Couche-Tard as well as symbolizing our excitement for the future.

Once again, we set business performance records despite a generally negative economic climate. We also penetrated new markets, advanced our environmental goals, expanded our fresh foods service and saw more talented young professionals take their places at the executive table.

Let’s start with the numbers.

Another Big Year

We recorded $302.9 million in net earnings for the year, breaking through the 300 barrier faster than I thought we would. Only two years ago, we were at $189 million, implying 60% growth to get where we are today. The big surge, of course, was the 2009 results which contained exceptional fuel margins, but the growth in this past year was in many respects even more remarkable.

The return of gas profit margins to historical levels – 14.46 cents per gallon in the U.S. compared with 17.55 cents in 2009 – represented a difference of $75 million after tax that we had to make up, just to get to the starting line.

We had a couple of non-recurring items. We reverse a provision for $3.6 million after tax and we realized a gain of $11.4 million on disposal of Casey’s shares after tax. I’ll come back to the Casey’s file. As a result, including these non-recurring items, we not only made up the fuel margin shortfall but wound up 13.4% ahead of 2009 in net profit.

At the same time, I hasten to point out, we continued to improve our offer and high level of customer service.

The North American market place continues to be very challenging. Although the Canadian market is encouraging and showing growth, consumer behavior in the U.S. is still lagging an apparent recovery in that economy.

“Unemployment levels are still 5-6 percentage points above the historical average down here in the U.S.,” says Brian Hannasch. “Our geographic diversification helps to even things out a bit but, overall, our customers are hurting. They wash their car less, they trade down on their brands, they’re trying to save money. It’s a fight to get every dollar on the back-court side”.

A Dollar Saved Is A Dollar Earned

Although we still managed to grow total revenues, the core achievement was our continued and unrelenting search for efficiency.

This time last year, I wrote about a major undertaking to analyze and benchmark our operating costs throughout the system. This work carried through to fiscal 2010 – an intense exercise but ultimately an intensely rewarding one. I take this opportunity to thank the division management throughout the company for a tremendous effort.

Here are two examples.

Labour is our biggest single expense. It is hard to manage efficiently because staffing needs vary by geographic area, by season, by time of day and even by locality: a convenience store in an industrial park doesn’t do much business after 7 p.m.

Alimentation Couche-Tard Inc. / 1

Message to Shareholders

Annual Report 2010

With over 4,400 company operated stores, this becomes both a huge target and a huge challenge. With the aid of new computer programs we have realized savings and increased efficiency by aligning our staffing requirements more favourably.

Another illustration of our hunt for efficiency is what I call the case of the disappearing fuel.

Every year, we cannot account for thousands of gallons of fuel that go missing. Evaporation is certainly a factor but I have never been satisfied with the theory that the rest was “an accounting issue” a matter of product expansion or contraction depending on the temperature at time of record. Tim Tourek’s West Coast Division took on the job of getting to the bottom of it. The findings were an eye-opener.

Our customers are honest people and we do not have a major problem with theft. But we found that high prices of gasoline appear to have escalated cheating at the pump. Some people would find ways to reset the price wheels on older pumps; others were able to reset the code sent back to the credit card company, changing a $50 fill-up to $5.

After putting in place corrective measures, we realized considerable savings. To me, the residue now is evaporation.

Casey’s General Stores

On April 9, 2010, we publicly announced our offer to purchase all of the shares of Casey’s General Stores, Inc., after our approach to Casey’s Board of Directors was rejected. At that point we had accumulated close to two million shares of Casey’s at an average price of $31.36.Casey’s owns 1,500 corporate stores in the American Midest.

Following our announcement of the offer on April 9, 2010, we sold most of the Casey’s shares we owned, although we were pursuing, and are still pursuing the acquisition of Casey’s. Many were puzzled, but I don’t think our own shareholders would be among them.

Shareholders know that we observe a rigorous formula when it comes to acquisitions. We identify the most appropriate price possible within our criteria and our experience.

In the case of the offer for Casey’s, this was US $36 per share, a 14% premium. When speculators moved the stock above $38 on the day of announcement, we simply knew at that time that we would not be buyers at that level, and we saw an opportunity to limit our expenses for the benefit of our shareholders. So we converted our holding in Casey’s for the gain I outlined earlier.

As Raymond Paré, our CFO, said to me at the time “I think that confirms that we are a very disciplined buyer when it comes to growth through acquisition”.

We want to make it clear that we are serious about acquiring Casey’s and want to realize this transaction.

THE NETWORK

Strength in Good Partners

Part of our growth strategy has always been to capitalize on strong relationships with the major fuel companies who operate c-stores as a natural add-on to their retail gas stations. In recent years, these companies have increasingly out-sourced or sold their store assets in order to concentrate on core strengths.

We have been a natural partner for these strategies. In the past year, we have concluded two interesting deals that accelerate our growth.

Since our acquisition of Circle K in 2003, we have had a significant network of over 4,500 franchised and licensed stores in seven overseas countries and the United States, which operate as a separate business unit under Rick Hamlin, Vice-President, Worldwide Franchise. Of this total, more than 500 were franchise agreements located in the U.S. and this year, we benefited from an excellent opportunity to enlarge this network.

Alimentation Couche-Tard Inc. / 2

Message to Shareholders

Annual Report 2010

As the year began, we had just wrapped up a deal with ExxonMobil that included the company’s US rights to the trademark On The Run and related American franchise network of 444 stores, mainly east of the Mississippi river. The deal also allowed us to add 43 owned and operated sites in the Phoenix area, Arizona.

With this new mass – close to 1,000 stores -- we have a much more significant domestic franchise business. I welcome these new partners in our business and look forward to working with each of them to build value and reward their hard work.

A quite different opportunity arose at the end of the summer with Shell. The two companies now share 50-50 in a new entity, RDK Ventures LLC, which owns 100 former Shell stores in strong locations in the Chicago area. This venture is progressing well and has given us a strong presence in the third largest city of the U.S.

OPERATIONS

Keeping things fresh

Couche-Tard’s most important revenue categories are, in order: fuel, tobacco products, beer and wine, packaged beverages, and groceries. Food service is number six on the list.

Recently, we have been adding considerably more strategic weight to making fresh food service a bigger, more viable and profitable core service across our network. We have formalized this as a priority undertaking.

Food service is a category with excellent margins and strong traffic building. But it is also a very complex field and the need for first-class planning and execution leave no margin for error.

As always with Couche-Tard, there are differences between region but also a best-practices model to be shared and adapted to local opportunities. Three of our Business Unit heads – Geoff Haxel, Kim Trowbridge and Paul Rodriguez -- have been busy putting that model together and we are rapidly establishing a fresh-food culture supported by training and awareness programs.

Geoff’s Arizona region is doing particularly well with new providers enabling daily delivery of fresh pastries, sandwiches, salads, fruit cups and other staples. The division sees this expanding rapidly into proprietary brand pizzas and home meal replacement items.

As Geoff points out, building a fresh food culture is complex. It was not our initial reflex, but we see a big opportunity here to get to a point where consumers can depend on fresh food products for quality, value and consistency.

I have great expectations for this becoming a key category in our merchandising and services.

Growing ever greener

Another company-wide initiative now positioned firmly on the front burner is our environmental program. This involves not only a moral responsibility but important cost management issues.

Energy use in its many forms is the third largest expense category we have. We have set an ambitious goal in our efforts to reduce energy costs.

Western Canada under Kim Trowbridge is setting a great example: 25% of that network is now powered 100% by renewable resources, namely wind, through a third party service provider.

All of the Business Units have been active on this front for some time now and we are well advanced in the installation of more efficient LED lighting inside and out as well as energy management systems.

Alimentation Couche-Tard Inc. / 3

Message to Shareholders

Annual Report 2010

As my colleague Réal Plourde frequently points out, there is a Couche-Tard way of tackling these issues.

“We have created a national Energy Team which will gather data from all the divisions” says Réal. “That will give us a best-practices strategy for the whole network on which to base each region’s program.”

CHALLENGES REMAIN

Progress on electronic transactions fees

For the past five years, an important and growing expense outside our control has been the escalation of fees charged to the merchant for credit card and debit card transactions, known as “swipe fees”’.

Couche-Tard and the Circle K brand in the U.S. have partnered with other groups and industry associations to lobby to legislate these fees down to the lower levels seen in other countries of the world. In May of this year, we participated in turning over two million consumer signatures collected at c-stores across the US, one of the largest ever collections for a public policy issue.

An important breakthrough was achieved in late June with U.S. Senate approval of financial reform legislation. This comprehensive bill is expected to retain amendments to swipe fees when it reaches the President for signature, despite intense pressure from the financial community.

In Canada, the government has issued a new code of conduct governing both credit cards and debit cards and has given notice that it is prepared to come back with more severe regulation if the code does not prompt a more level playing field.

THE GUARD CHANGES

Upon reflection, I don’t think we have ever had more on the go at any time. I drive home at night comfortable in the knowledge that management of these increasingly complex operations is in the best possible hands.

For almost 25 years, those have been the hands of my old friend Réal Plourde. One of the original four founding partners, it is due in no small way to Réal that we have grown with such success.

Réal stepped down from his office of COO, as announced, on May 10. His personal values, modesty and love of helping others to get ahead are very much a part of what differentiates Couche-Tard. He is especially skillful at integrating acquired resources. An analyst asked me once, during an acquisition, what would happen if none of the incoming management wanted to stay. I said it never happens. And that had a lot to do with Réal.

Fortunately, with Brian Hannasch as our new Chief Operating Officer I still drive home relaxed. Brian opted to stay with us when we bought the BigFoot Food Stores operation in 2001 and it has been our gain. An extremely capable manager who executes flawlessly, he has been Senior Vice President in charge of our U.S. operations for the past two years and has assumed the wider responsibilities seamlessly.

This is the second occasion in a short period of time that we have benefited from excellent succession planning. In September 2008, after several years of transition, the financial direction of the company moved smoothly forward under the strong management of Raymond Paré following the retirement from active duty of another founding colleague, Richard Fortin.

Senior Management was also re-enforced by the appointment in January 2010 of Alain Brisebois as Senior Vice-President, Operations. Alain joined us in September 2008 as Vice-President, Purchasing and Supply Chain.

Alimentation Couche-Tard Inc. / 4

Message to Shareholders

Annual Report 2010

A NEW CHAPTER

At Couche-Tard, we have a commitment to innovation. We see it as one of the paths to market leadership. Innovation needs fresh blood and new ideas to thrive.

I’m excited by what I see as a new chapter in our journey. We have a superb team with excellent new talent in decision-making roles; there is a fresh eagerness in the air at our splendid new Support Services and Head Office building; we are executing exciting new acquisition opportunities; we are advancing with fresh foods and making our stores a point of return for customers, not just a point of convenience; and we continue to deliver astonishing customer service numbers.

We are in excellent financial condition and not highly leveraged.

As always, I turn to the more than 53,000 people who are sharing this journey to offer my thanks. Our performance over the past two years in particular has been exceptional in the face of major challenges in the market place. In our business, there is no easy way to achieve that kind of success and everyone shouldered the burden -- including sharing a salary freeze which I’m pleased to say has since been lifted.

Visiting with our people, getting into the stores beside them, is a highlight of my duties. I’m convinced we have the best employees, bar none. I’m thinking of Marie Neveux in Auburn, Maine who gives every customer a big hug. Or David Tovar in El Paso, Texas, who just celebrated his 40th anniversary with Circle K.

These, and thousands of others, are the people who build our success. And I say, thank you.

Not to forget, of course, our Board of Directors, all of whom I also thank most sincerely for their commitment and sound guidance.

I look forward to seeing as many of you as possible at our next Annual General Meeting.

Alain Bouchard
President and Chief Executive Officer

Alimentation Couche-Tard Inc. / 5

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance for fiscal year ended April 25, 2010. More specifically, it aims to let the reader better understand our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By “we”, “our”, “us” and “the Company”, we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2010 Annual Report (2010 annual report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.couche-tard.com/corporatif.

Forward-Looking Statements

This MD&A includes certain statements that are “forward-looking statements” within the meaning of the securities laws of Canada and the United States. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 13, 2010, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under “Business Risks” as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores.

Our network is comprised of 5,878 convenience stores throughout North America, including 4,146 stores with motor fuel dispensing. We are present in 11 North American markets, including eight in the United States covering 43 states and the District of Columbia and three in Canada covering all ten provinces. More than 53,000 people are employed throughout our network and at the service offices.

Our mission is to offer our clients outstanding service by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing comparison of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our stores.

Alimentation Couche-Tard Inc. / 6

The convenience store sector is fragmented and in a consolidation phase. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and the market shares we gain when competitors close sites and when we improve our offering. We also believe that it is still possible for industry participants with a good financial position such as ours to maintain sustained growth, especially in the current difficult economic and financing conditions. However, as for acquisitions, they have to be concluded at reasonable conditions in order to create value for our Company and its shareholders. Therefore, we do not favour store count growth to the detriment of profitability. As an example, during the last few years, it has often been more advantageous for the Company to repurchase back its own shares at a lower multiple than some networks that were offered to us.

Fiscal 2010 Overview

Net earnings amounted to $302.9 million for fiscal 2010, up 19.3% over fiscal 2009 chiefly due to growth of same-store merchandise sales and increased same-store motor fuel volume, acquired stores, sound management of our expenses, a decrease in financial expenses, a non recurring gain on the disposal of shares in Casey’s General Stores, Inc. (“Casey’s”), the reversal of certain provisions following our final analysis and a lower tax rate. The impact of these elements contributing to the increase in net earnings was partially offset by a 3.09 cent per gallon drop of the motor fuel margin in the US which represents a negative impact of approximately $75.0 million on fiscal 2010 net earnings, by the drop in our consolidated merchandise and service percent gross margin, and by the difficult economic conditions in some of our markets.

With respect to the gain on disposal of Casey’s shares, it amounted to $11.4 million, net of taxes, an impact of $0.06 per share on a diluted basis, while the above-mentioned reversal of provisions reached $3.6 million, net of taxes, or $0.02 per share on a diluted basis.

Joint venture
On January 6, 2010, we created along with Shell Oil Products US (“Shell”), a joint venture, RDK Ventures LLC (“RDK”), to operate convenience stores in the greater Chicago metropolitan area of the United States. Shell contributed $40.1 million in property and equipment to the joint venture, while we contributed $40.1 million in cash. Our interest in the joint venture stands at 50.01%. Company-operated stores are operated by our Midwest Division under the Circle K banner and Shell branded products are sold. Line items from RDK’s statement of earnings and balance sheet are reflected in our consolidated financial statements using the proportionate consolidation method.

Business acquisitions

During fiscal 2010, we made the following business acquisitions:

  On May 28, 2009, we purchased 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation. We lease the land and buildings related to nine sites, own the building and lease the land for one site, while we own both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to us the “On the Run” trademark rights in the United States as well as 444 franchised stores network operating under this trademark in the United States;

  On January 6, 2010, through RDK, we participated in the acquisition of 100 stores owned by Shell of which 69 stores are company-operated and 31 stores are operated by third party operators. As our interest in RDK is 50.01%, the transaction added 35 company-operated stores to our store count, of which we already operated 32 but did not own the goodwill. RDK leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites;

  On February 16, 2010, we acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States. Strategically, this acquisition should add efficiencies in Couche-Tard’s fuel supply chain servicing its retail network in the region of Phoenix;

  On April 6, 2010, we acquired eight company-operated stores in central North Carolina, United States, from Accel marketing LLC. We own the buildings and land for all eight sites.

  During the fiscal year, we also acquired 16 stores through 12 distinct transactions. We own the land and buildings for eight sites while we lease both these assets for the other eight sites.

From September 24, 2009 to April 8, 2010, we purchased a total of 1,975,362 common shares of Casey’s. The weighted average purchase price of these shares was $31.36 per share, for a total consideration of $62.0 million, including transaction costs. On April 9, 2010, we publicly submitted a proposal to Casey’s Board of Directors to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s for $36.00 per share, payable in cash. On that same date, we sold 1,975,000 Casey’s shares, at a price of $38.43 per share, for a consideration of $75.9 million, net of transaction charges, thereby generating a gain of approximately $13.9 million (net of expenses). On June 2, 2010, we commenced our tender offer to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s for $36.00 per share, payable in cash.

Alimentation Couche-Tard Inc. / 7

Our offer to acquire Casey’s shares represents a 14.0% premium over Casey’s closing price of $31.59 per share on April 8, 2010, the last trading day prior to the public disclosure of our proposal, a 17.0% premium over Casey’s 90-calendar day average closing price as of April 8 2010, and a 24.0% premium over Casey’s one-year average closing price as of April 8, 2010. The offer also implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favourably to corresponding metrics of publicly-traded companies and previous transactions in the convenience store industry. The transaction has a total enterprise value of approximately $1.9 billion on a fully diluted basis, including Casey’s net debt of approximately $29.0 million.

Interest swap agreement

During fiscal 2010, the interest rate swap agreement we held as at April 26, 2009 was terminated by the counterparty in exchange for the payment of an amount on their part corresponding to the value of the swap. Following the termination of the agreement, we discontinued hedge accounting. The fair value of the terminated swap that was recorded as part of the Subordinated unsecured debt is amortized using the effective rate method over the remaining portion of the initial term of the hedging relationship. Based on current interest rates, we expect that the termination of the swap will increase our financial expenses by approximately $3.0 million on an annual basis.

Phantom Stock Units

On May 1, 2009, in replacement of a large portion of the stock option plan program already in place for many years, we adopted a Phantom Stock Unit Plan (the ‘’Plan’’) for the benefit of our officers and key employees. The new Plan’s objective is to better align officers’ and key employees’ compensation with the Company’s performance against its peers. The Plan is antidilutive since it can only be settled in cash. Payment to beneficiaries of the Plan is namely conditional to the achievement by the Company of certain performance objectives compared to certain of its competitors. We do not believe that the new Plan will have a significant impact on our net earnings compared to the replaced portion of the stock option plan program.

Moreover, in order to reduce the risk associated with fluctuations of the fair value of our shares created by the implementation of the new Plan, we entered into a financial agreement with a bank which includes a derivative instrument.

For more details on the new Plan and the financial agreement, please refer to Note 21 of the consolidated financial statements included in the 2010 annual report.

Share repurchase programs

1) Program effective August 8, 2008, which expired August 7, 2009

During fiscal 2010, under this program, we repurchased 3,700 Class A multiple voting shares at an average cost of Cdn$14.49 and 4,296,000 Class B subordinate voting shares at an average cost of Cdn$14.63. On a cumulative basis since the implementation of this program, we have repurchased a total of 19,000 Class A multiple voting shares at an average cost of Cdn$13.43 and 11,779,400 Class B subordinate voting shares at an average cost of Cdn$13.61.

2) Program effective August 10, 2009, expiring at the latest on August 9, 2010

On August 10, 2009, we implemented a new share repurchase program, to replace the previous program, which allows us to repurchase up to 2,685,370 Class A multiple voting shares (representing 5.0% of the 53,707,412 Class A multiple voting shares issued and outstanding as at July 24, 2009) and up to 12,857,284 Class B subordinate voting shares (representing 10.0% of the 128,572,846 Class B subordinate voting shares of the public float, as defined by applicable rules, as at July 24, 2009). When making such repurchases, the number of issued and outstanding Class A multiple voting shares and Class B subordinate voting shares is reduced and the proportionate interest of the shareholders in the share capital of the Company is increased on a pro rata basis.

We have not repurchased shares since the implementation of this new program. Security holders may obtain a copy of the notice filed with the Toronto Stock Exchange, without charge, by contacting the Corporate Secretary of Couche-Tard at 4204 Industrial Boulevard, Laval, Québec, H7L 0E3.

Alimentation Couche-Tard Inc. / 8

Dividends

During its March 9, 2010 meeting, considering Couche-Tard’s good results and strong balance sheet, the Company’s Board of Directors (the “Board”) decided it was appropriate to amend the quarterly dividend by increasing it by Cdn$0.005 per share, which thereby corresponds to Cdn$0.04 per share.

Therefore, during fiscal 2010, the Board approved and declared average dividends of Cdn$0.036 per share. Additionally, on July 13, 2010, the Board declared, for the fourth quarter of fiscal 2010, a quarterly dividend of Cdn$0.04 per share to shareholders on record as at July 22, 2010, and approved its payment for July 30, 2010. These are eligible dividends within the meaning of the Income Tax Act of Canada.

Outstanding shares and stock options

As at July 9, 2010, Couche-Tard had 53,706,712 Class A multiple voting shares and 131,711,661 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 6,927,650 outstanding stock options for the purchase of Class B subordinate voting shares.

Exchange rate data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its debt largely dominated in US dollars.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		52-week periods ended
	April 25, 2010	April 26, 2009	April 25, 2010	April 26, 2009	April 27, 2008
Average for period (a)	0.9718	0.8020	0.9296	0.8760	0.9773
Period end	1.0009	0.8267	1.0009	0.8267	0.9840

_______________
(a) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As we use the US dollar as our reporting currency, in our consolidated financial statements and in the present document, unless indicated otherwise, results from our Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which we discuss in the present document are therefore related to the translation in US dollars of our Canadian and corporate operations results and do not have a true economic impact on our performance since most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, our sensitivity to variations in foreign exchange rates is economically limited.

Accounting changes

Goodwill and Intangible Assets. On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section resulted in the reclassification to Intangibles of certain software previously presented in Property and Equipment.

Accounting Changes. On October 12, 2009, the Company adopted amendments to CICA Section 1506 “Accounting Changes”, which exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

Financial Instruments – Disclosures. On October 12, 2009, the Company adopted amendments to CICA Section 3862 “Financial Instruments - Disclosures” which enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. The result of the implementation of this new standard is included in Note 24 of the consolidated financial statements included in the 2010 annual report and had no impact on the Company’s consolidated financial statements.

Alimentation Couche-Tard Inc. / 9

Income Statement Categories

Merchandise and Service Revenues. In-store merchandise revenues are comprised primarily of the sale of tobacco products, beer/wine, grocery items, candy, snacks, various beverages and fresh food offerings, including quick service restaurants (QSRs). Service revenues include fees from automatic teller machines, sales of calling cards and gift cards, revenues from car washes, the commission on sale of lottery tickets and issuance of money orders, fees for cashing cheques as well as sales of postage stamps and bus tickets. Service revenues also include franchise fees, license fees from affiliates and royalties from franchisees.

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we take ownership of the motor fuel inventory. In the United States, in some instances, we purchase motor fuel and sell it to certain independent store operators at cost plus a mark-up. We record the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we earn is recorded as revenue.

Gross Profit. Gross profit consists mainly of revenues less the cost of merchandise and motor fuel sold. Cost of sales is mainly comprised of he specific cost of merchandise and motor fuel sold, including applicable freight less vendor rebates. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method. The gross motor fuel margin for stores generating commissions corresponds to the sales commission.

Operating, Selling, Administrative and General Expenses. The primary components of operating, selling, administrative and general expenses are labour, occupancy costs, electronic payment modes fees, commissions to dealers and overhead and include advertising expenses that are charged to earnings as incurred.

Key performance indicators used by management, which can be found under “Selected Consolidated Financial Information - Other Operating Data”, are merchandise and service gross margin, growth of same-store merchandise revenues, motor fuel gross margin and growth of same-store motor fuel volume.

Summary of changes in our stores during the fourth quarter and fiscal year ended April 25, 2010

The following table presents certain information regarding changes in our stores over the 12-week and 52-week periods ended April 25, 2010:

	12-week period ended			52-week period ended
	April 25, 2010			April 25, 2010
	Company-operated stores	Affiliated stores	Total	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	4,396	1,487	5,883	4,395	1,048	5,443
Acquisitions (1)	15	-	15	70	444	514
Openings / constructions / additions	14	12	26	29	73	102
Closures / withdrawals	(17)	(29)	(46)	(84)	(97)	(181)
Conversions to affiliated stores	-	-	-	(2)	2	-
Number of stores, end of period	4,408	1,470	5,878	4,408	1,470	5,878
(1)

Includes our share of the company-operated stores operated by the joint venture created with Shell (50% of the 69 company-operated stores) on January 6, 2010, net of the 32 stores which were already part of our network and which are now operated by the joint venture.

Alimentation Couche-Tard Inc. / 10

Summary analysis of consolidated results for the fourth quarter of fiscal 2010

The following table highlights certain information regarding our operations for the 12-week periods ended April 25, 2010 and April 26, 2009:

(In millions of US dollars, unless otherwise stated, unaudited)
	12-week period ended		12-week period ended		Change
	April 25, 2010		April 26, 2009%
Revenues	4,003.5		2,994.0		33.7
Operating income	101.1		62.4		62.0
Net earnings	68.8		38.0		81.1
Selected Operating Data:

Merchandise and service gross margin (1) :
Consolidated	33.0%		33.6%		(0.6)
United States	33.0%		33.6%		(0.6)
Canada	32.9%		33.8%		(0.9)
Growth of same-store merchandise revenues (2) (3) :
United States	3.2%		3.3%
Canada	6.9%		2.8%
(Decrease) growth of same-store motor fuel volume (3) :
United States	(0.7%	)	(4.1%	)
Canada	4.2%		2.2%
Motor fuel gross margin (3) :
United States (cents per gallon)	14.21		11.38		24.9
Canada (Cdn cents per litre)	4.85		5.62		(13.7)
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.

Revenues
Revenues amounted to $4.0 billion in the fourth quarter of fiscal 2010, up $1.0 billion, an increase of 33.7% compared to the fourth quarter of fiscal 2009. The increase is mainly the result of a $623.0 million rise in motor fuel revenues resulting from a higher average retail price, the $129.0 million positive impact from a stronger Canadian dollar, a $61.0 million increase generated by acquisitions as well as the growth of same-store merchandise revenues in the United States and Canada and same-store motor fuel volume in Canada.

Regarding internal growth, as measured by same-store merchandise revenues, it rose by 3.2% in the United States, partly due to the increase in tobacco products retail prices following the increases in taxes on these products. As for the Canadian market, the increase in same-store merchandise revenues was 6.9%. This performance is quite satisfactory considering the difficult economic context. As for the same-store motor fuel volume, it dropped slightly by 0.7% in the United States and increased by 4.2% in Canada.

Gross profit
During the fourth quarter of fiscal 2010, the consolidated merchandise and service gross margin stood at 33.0%, a decrease of 0.6%. In the United States, gross margin was 33.0%, a decreased compared with 33.6% in fiscal 2009. During the fourth quarter of fiscal 2009, our business units in the United States raised tobacco products prices before the tax increase on these products which increased the gross margin. In Canada, the margin fell to 32.9%, a decrease of 0.9% due to a less profitable product mix from a higher proportion of cigarette sales over total sales, which put downward pressure on the percent margin while remaining positive in absolute dollars given the increase in terms of units sold. In both the United States and Canada, revenues and gross margin reflect our merchandising strategy in tune with market competitiveness and economic conditions within each market as well as improved supply terms.

During the fourth quarter of fiscal 2010, the motor fuel gross margin for our company-operated stores in the United States rose 2.83¢ per gallon, from 11.38¢ per gallon in the fourth quarter of fiscal 2009 to 14.21¢ per gallon this quarter. In Canada, the margin fell, reaching Cdn4.85¢ per litre compared with Cdn5.62¢ per litre for the fourth quarter in fiscal 2009.

Operating, selling, administrative and general expenses
For the fourth quarter of fiscal 2010, operating, selling, administrative and general expenses increased by 6.3% compared with the corresponding period the previous fiscal year. These expenses increased by 5.5% because of the appreciation of the Canadian dollar while they increased by 2.4% and 1.9%, respectively due to the increase in electronic payment modes expenses and acquisitions, and decreased by 3.6% due to the non recurring gain on disposal of Casey’s shares and by 0.9% due to the reversal of provisions following our final analysis. Excluding these items, expenses increased only by 1.0%. Moreover, excluding expenses related to electronic payment modes for both comparable periods as well as the non recurring gain related to Casey’s and the reversal of certain provisions posted in the fourth quarter of 2010, expenses in proportion to merchandise and services sales represented 30.5% of sales during the fourth quarter of 2010, compared to 31.4% for the same period last fiscal year.

Alimentation Couche-Tard Inc. / 11

Income taxes
The income tax rate for the fourth quarter of fiscal 2010 is 26.6% compared to a rate of 31.7% for the same quarter of fiscal 2009. The decrease in the rate chiefly reflects the impact of the corporate reorganization put in place during last fiscal year.

Net earnings
We closed the fourth quarter of 2010 with net earnings of $68.8 million or $0.37 per share (same on a diluted basis), compared with $38.0 million for the corresponding period of fiscal 2009, or $0.20 per share (same on a diluted basis), an increase of $30.8 million, or 81.1%. The increase mainly reflects a 2.83¢ per gallon increase in the motor fuel gross margin in the United States, higher same-store merchandise sales in Canada and the United States, the contribution of stores acquired, our sound management of operating expenses, the non recurring gain on disposal of Casey’s shares, the reversal of certain provisions following our final analysis, as well as a lower income tax rate. These items contributing positively to net earnings were partially offset by a decrease in the consolidated merchandise and service percentage gross margin due to a change in product mix from cigarette sales and an increase in expenses related to electronic payment modes resulting from higher average motor fuel retail prices. The stronger Canadian dollar had a favourable impact on net earnings of $1.9 million.

The gain on disposal of Casey’s shares and the reversal of certain provisions represent an increase of $0.06 and $0.02 net earnings per share on a diluted basis, respectively. Excluding these elements, net earnings would have been $53.8 million or $0.29 per share on a diluted basis, which represents an increase of $15.8 million or 41.6%.

Alimentation Couche-Tard Inc. / 12

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 52-week periods ended April 25, 2010, April 26, 2009 and April 27, 2008:

(In millions of US dollars, unless otherwise stated)
	52-week periods ended
	April 25, 2010	April 26, 2009		April 27, 2008
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	3,986.0	3,742.6		3,476.3
Canada	1,895.5	1,673.8		1,724.4
Total merchandise and service revenues	5,881.5	5,416.4		5,200.7
Motor fuel revenues:
United States	8,819.8	8,865.2		8,891.6
Canada	1,738.3	1,499.5		1,277.7
Total motor fuel revenues	10,558.1	10,364.7		10,169.3
Total revenues	16,439.6	15,781.1		15,370.0
Merchandise and service gross profit (1) :
United States	1,308.1	1,226.2		1,146.5
Canada	638.3	574.9		601.1
Total merchandise and service gross profit	1,946.4	1,801.1		1,747.6
Motor fuel gross profit:
United States	488.7	545.6		393.9
Canada	118.2	89.9		82.0
Total motor fuel gross profit	606.9	635.5		475.9
Total gross profit	2,553.3	2,436.6		2,223.5
Operating, selling, administrative and general expenses	1,906.7	1,848.8		1,738.9
Depreciation and amortization of property and equipment and other assets	204.5	183.0		172.5
Operating income	442.1	404.8		312.1
Net earnings	302.9	253.9		189.3
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.1%	33.3%		33.6%
United States	32.8%	32.8%		33.0%
Canada	33.7%	34.3%		34.9%
Growth of same-store merchandise revenues (2) (3) :
United States	2.9%	0.6%		2.5%
Canada	4.8%	2.2%		4.0%
Motor fuel gross margin (3) :
United States (cents per gallon)	14.46	17.55		13.58
Canada (Cdn cents per litre)	5.31	4.97		5.08
Volume of motor fuel sold (4) :
United States (millions of gallons)	3,484.8	3,214.9		3,019.9
Canada (millions of litres)	2,395.5	2,059.0		1,655.0
Growth (decrease) of same-store motor fuel volume (3) :
United States	1.0%	(6.4%	)	(0.2%	)
Canada	3.0%	3.7%		6.3%
Per Share Data:
Basic net earnings per share (dollars per share)	1.64	1.31		0.94
Diluted net earnings per share (dollars per share)	1.60	1.29		0.92
Balance Sheet Data:
Total assets	3,696.7	3,255.9		3,320.6
Interest-bearing debt	741.2	749.2		842.2
Shareholders’ equity	1,614.3	1,326.0		1,253.7
Ratios
Net interest-bearing debt/total capitalization (5)	0.24:1	0.30:1		0.33:1
Net interest-bearing debt/EBITDA (6)	0.80:1	0.98:1		1.29:1
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Alimentation Couche-Tard Inc. / 13

Analysis of consolidated results for the fiscal year ended April 25, 2010

Revenues

Our revenues amounted to $16.4 billion in fiscal 2010, up $658.5 million, an increase of 4.2%, chiefly attributable to a $796.0 million increase in sales due to acquisitions, the $194.0 million positive impact of the stronger Canadian dollar and the growth of merchandise revenues and motor fuel volume in both the United States and Canada. The factors contributing to the increase were partially offset by a decrease of $763.0 million in motor fuel sales due to lower average retail prices.

More specifically, the growth of merchandise and service revenues for fiscal 2010 was $465.1 million or 8.6%, of which $206.0 million was generated by acquisitions and $102.0 million by a stronger Canadian dollar. Internal growth, as measured by the growth in same-store merchandise revenues, was 2.9% in the United States partly due to the higher retail price of tobacco products as a result of higher taxes on these products, while it stood at 4.8% in Canada. These performances were satisfactory considering the difficult economic context and reflect our business units’ ability to put forward a product mix allowing them to maintain revenues despite such economic conditions.

Motor fuel revenues increased by $193.4 million or 1.9% in fiscal 2010, of which $589.0 million or 220.8 million gallons stem from acquisitions, which further adds to the $92.0 million increase in revenues from the appreciation of the Canadian dollar against its US counterpart. Same-store motor fuel volume grew by 1.0% in the United States and 3.0% in Canada. Revenues dropped by $763.0 million due to a lower average retail price at the pump, as shown in the following table:

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 25, 2010
United States (US dollars per gallon)	2.41	2.48	2.59	2.71	2.55
Canada (Cdn cents per litre)	88.80	89.24	90.00	92.36	90.07
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.91	3.67	2.00	1.95	2.78
Canada (Cdn cents per litre)	122.66	114.37	78.05	78.67	95.63

Gross profit

The consolidated merchandise and service gross margin was 33.1% in fiscal 2010. In the United States, the gross margin was 32.8%, the same as fiscal 2009. In Canada, the margin fell 0.6% to 33.7% due to a larger portion of cigarette sales in the product mix, which put downward pressure on the percent margin while remaining positive in absolute dollars given the increase in terms of units sold. Additionally, the margin for fiscal 2010 in Canada compares to that of fiscal 2009 which benefited from non recurring adjustments related to obligations towards dealers in the Western Canada division as well as from retroactive adjustments to certain suppliers rebates. Finally, in both the United States and Canada, revenues and gross margin reflect Couche-Tard’s merchandising strategy in tune with market competitiveness and economic conditions within each market as well as improved supply terms.

The motor fuel gross margin for our company-operated stores in the United States dropped by 3.09¢ per gallon, from 17.55¢ per gallon last year to 14.46¢ per gallon this year, a 17.6% decrease. In Canada, the gross margin rose to Cdn5.31¢ per litre compared with Cdn4.97¢ per litre in fiscal 2009. Contrary to the average motor fuel margin in fiscal 2009 which was unusually high in the United States, the margin for fiscal 2010 is closer to expectations based on historical margins. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, starting with the first quarter of fiscal year ending April 26, 2009, were as follows:

(US cents per gallon)
Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 25, 2010
Before deduction of expenses related to electronic payment modes	15.43	15.78	12.88	14.21	14.46
Expenses related to electronic payment modes	3.56	3.79	3.85	4.14	3.83
After deduction of expenses related to electronic payment modes	11.87	11.99	9.03	10.07	10.63
52-week period ended April 26, 2009
Before deduction of expenses related to electronic payment modes	15.55	24.88	18.21	11.38	17.55
Expenses related to electronic payment modes	5.07	4.94	3.15	3.10	3.96
After deduction of expenses related to electronic payment modes	10.48	19.94	15.06	8.28	13.59
(US cents per gallon)

Alimentation Couche-Tard Inc. / 14

Operating, selling, administrative and general expenses

For fiscal 2010, operating, selling, administrative and general expenses increased by 3.1% compared with fiscal 2009. These expenses increased by 4.8% and 1.6%, respectively because of acquisitions and the appreciation of the Canadian dollar, while they decreased by 0.8% due to the non recurring gain on disposal of Casey’s shares and by 0.2% due to the reversal of provisions following our final analysis. Excluding these items, expenses decreased by 2.1%. Moreover, excluding expenses related to electronic payment modes for both comparable periods as well as the non recurring gain related to Casey’s and the reversal of certain provisions posted in fiscal 2010, expenses in proportion to merchandise and services sales represented 29.8% of sales during fiscal 2010, compared to 31.1% in fiscal 2009.

This excellent performance reflects our prudent management of controllable expenses as well as sustainable cost reduction measures we have put in place. This performance is quite satisfactory, especially considering that expenses, in proportion of merchandise and service revenues, have decreased for a fifth consecutive quarter, without affecting the service we offer our clients.

Earnings before interests, taxes, depreciation and amortization [EBITDA]

EBITDA was $646.6 million, up 10.0% compared with fiscal 2009. Acquisitions account for $28.1 million of this amount.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but we, as well as investors and analysts, use this measure to evaluate the Company’s financial and operating performance. Note that our definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	52-week periods ended
	April 25, 2010	April 26, 2009
Net earnings, as reported	302.9	253.9
Add:
Income taxes	109.3	114.7
Financial expenses	29.9	36.2
Depreciation and amortization of property and equipment and other assets	204.5	183.0
EBITDA	646.6	587.8

Depreciation and amortization of property and equipment and other assets

For fiscal year 2010, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment and the ongoing improvement of our network.

Financial expenses

Financial expenses were down $6.3 million compared with fiscal 2009. This decrease is chiefly the result of the reduction in our average interest rates.

Income taxes

The income tax rate for fiscal year 2010 is 26.5% compared to 31.1% for fiscal 2009. The rate decrease reflects the corporate reorganization put in place during last fiscal year as well as rate adjustments from the comparison of estimated income tax expense to the actual income tax expense following preparation of income tax returns for fiscal 2009.

Net earnings

We closed fiscal 2010 with net earnings of $302.9 million, which equals $1.64 per share or $1.60 per share on a diluted basis compared with $253.9 million last year ($1.29 per share on a diluted basis), an increase of $49.0 million or 19.3%, despite the impact of the 3.09¢ per gallon decrease in the motor fuel gross margin in the United States which corresponds to a drop of approximately $75.0 million ($0.40 per share on a diluted basis) in net earnings. With respect to the gain of disposal of Casey’s shares and the reversal of non recurring provisions, they respectively account for an increase of net earnings of $0.06 and $0.02 per share on a diluted basis. Excluding these items, net earnings would have been $287.9 million or $1.52 per share on a diluted basis, which corresponds to an increase of $34.0 million or 13.4%. As for the stronger Canadian dollar, it had a favourable impact on net earnings of $1.5 million.

Alimentation Couche-Tard Inc. / 15

Financial Position as at April 25, 2010

As shown by our indebtedness ratios included in the “Selected Consolidated Financial Information” section and our net cash from operating activities, our financial position is excellent.

Our total consolidated assets stood at $3.7 billion as at April 25, 2010, up $440.8 million compared with April 26, 2009. This increase is chiefly the result of five factors:

1.	The increase in property and equipment mainly resulting from the acquisition of stores;

2.	The increase of in-store merchandise inventory due to a greater number of stores;

3.	The increase in motor fuel inventory due to a higher product cost as compared to that at the end of fiscal 2009 and a greater number of stores selling motor fuel;

4.

The increase in credit and debit cards receivables driven by higher motor fuel retail price as compared to that at the end of fiscal 2009 as well as the increase in supplier rebates receivable following the increase in merchandise inventories; and

5.	An overall increase in Canadian and corporate operations assets once translated in US dollars due to a stronger Canadian dollar as at the balance sheet date.

Shareholders’ equity was $1.6 billion as at April 25, 2010, up $288.3 million resulting mainly from net earnings of $302.9 million and the $62.4 increase in accumulated other comprehensive income largely due to exchange rate fluctuations, partially offset by the repurchase and cancellation of shares totalling $56.4 million and $25.1 million in dividends paid. The net interest-bearing debt to total capitalization ratio stood at 0.24:1 versus 0.30:1 as at April 26, 2009.

Liquidity and Capital Resources

Our principal sources of liquidity are net cash provided by operating activities and our credit facilities. Our principal uses of cash are to finance our acquisitions and capital expenditures, pay dividends, meet debt service requirements and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving unsecured credit facilities as well as potential sale and leaseback transactions will be adequate to meet our liquidity needs in the foreseeable future, barring potential large acquisitions that may require additional sources of financing.

We have three credit agreements consisting of revolving unsecured credit facilities, each having a maximum amount of $650.0 million, $310.0 million and $40.0 million. The credit facilities will mature September 22, 2012 and are available in the following forms:

  term revolving unsecured operating credits, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers’ acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 million or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker’s acceptance rate, the US base rate or the LIBOR rate plus a variable margin; and

  unsecured lines of credit in the maximum amount of $50.0 million, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the US prime rate or the US base rate plus a variable margin.

Under these credit agreements, we must maintain certain financial ratios and comply with certain restrictive covenants.

As at April 25, 2010, approximately $622.0 million were available under the terms of the credit agreements and we were in compliance with the restrictive covenants and ratios imposed by the credit agreements at that date.

Alimentation Couche-Tard Inc. / 16

Selected Consolidated Cash Flow Information

(in millions of US dollars)	52-week period ended	52-week period ended	Change
	April 25, 2010	April 26, 2009
Operating activities	$	$	$
Cash flows (1)	504.0	450.1	53.9
Other	(13.2)	52.7	(65.9)
Net cash provided by operating activities	490.8	502.8	(12.0)
Investing activities
Purchase of property and equipment and other assets, net of proceeds from the disposal of property and equipment	(202.4)	(235.6)	33.2
Business acquisitions	(156.1)	(80.8)	(75.3)
Disposal of an investment in publicly-traded securities	75.9	-	75.9
Investment in publicly-traded securities	(62.0)	-	(62.0)
Proceeds from sale and leaseback transactions	11.1	19.8	(8.7)
Net cash used in investing activities	(333.5)	(296.6)	(36.9)
Financing activities
Share repurchase	(56.4)	(99.5)	43.1
Net decrease in long-term debt	(46.7)	(116.5)	69.8
Cash dividends paid	(25.1)	(24.1)	(1.0)
Interest rate swap early termination fees received	2.5	9.4	(6.9)
Issuance of shares	2.5	1.8	0.7
Net cash used in financing activities	(123.2)	(228.9)	105.7
Company credit rating
Standard and Poor’s	BB+	BB+
Moody’s (2)	Ba1	Ba1
(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent net earnings plus depreciation and amortization, loss (gain) on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(2)

Represents the last published corporate credit rating as attributed to Couche-Tard by Moody’s. During the third quarter of fiscal 2010, Moody’s indicated that it would cease to attribute corporate credit ratings to Couche-Tard given the fact that it no longer considers the Company as a speculative grade issuer.

Operating activities

During fiscal 2010, net cash from store operations reached $490.8 million, down $12.0 million from fiscal year 2009 mainly due to changes in working capital, partially offset by higher net earnings. The negative variance in the working capital is partly due to an increase in debit and credit card receivables and higher motor fuel inventory, resulting respectively from increased retail price and cost of motor fuel.

Investing activities

During fiscal 2010, our investing activities were primarily for capital expenditures and acquisition, including acquisition of company-operated stores, our investments in RDK and in a fuel terminal facilities in Phoenix, Arizona. Capital expenditures were primarily for the replacement of equipment in some of our company-operated stores to enhance their offering of products and services and to comply with regulations, the addition of new stores as well as the ongoing improvement of our network. In addition, we paid out $62.0 million for the purchase of Casey’s shares and cashed $75.9 million following the disposal of these shares.

Financing activities

During fiscal year 2010, the decrease in long term debt amounted to $46.7 million, while we repurchased shares for a total amount of $56.4 million. In addition, we paid out $25.1 million in dividends and cashed $2.5 million from a bank pursuant to their early termination of an interest rate swap agreement.

Alimentation Couche-Tard Inc. / 17

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as at April 25, 2010 (1):

	2011	2012	2013	2014	2015	Thereafter	Total
	(in millions of US dollars US)
Long-term debt (2)	0.3	0.3	350.4	350.4	0.4	2.5	704.3
Capital lease obligations	6.3	4.2	27.7	1.7	1.2	0.5	41.6
Operating lease obligations	242.8	228.4	211.8	188.5	175.4	1,474.8	2,521.7
Purchase commitments	0.8	-	-	-	-	-	0.8
Total	250.2	232.9	589.9	540.6	177.0	1,477.8	3,268.4
(1)	The summary does not include the payments required under defined benefit pension plans.
(2)	Does not include future interest payments.

Long-Term Debt. As at April 25, 2010, our long-term debt reached $741.2 million, the details of which are as follows:

i)

Term revolving unsecured operating credits of $350.0 million ($273.0 million for the US dollar portion and $77.0 million for the Canadian dollar portion). The weighted average effective interest rate was 0.86% for the US dollar portion and 1.05% for the Canadian dollar portion. Standby letters of credit in the amount of Cdn$0.9 million and $26.6 million were outstanding as at April 25, 2010.

ii)

Subordinated unsecured debt of $351.7 million (nominal value amounting to $350.0), net of attributable financing costs of $8.0 million, adjusted of amounts received for the early termination of interest rate swap agreements which are amortized over the remaining term of the debt using the effective rate method), bearing interest at the effective rate of 7.35% and maturing December 15, 2013;

iii)	Other long-term debts of $39.5 million, including some obligations under capital leases.

Capital Lease Obligations. Some capital leases were assumed in connection with certain acquisitions and we had to assume some more capital leases during the previous fiscal years. These obligations and related assets are included in our consolidated balance sheets.

Operating Lease Obligations. We lease an important portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for ten to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our consolidated balance sheets. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as future escalations in the minimum lease amount.

Contingencies. In the normal course of business, we are involved in many legal disputes and claims regarding the manner in which we conduct our business. We believe that such claims and disputes are unfounded. It is our opinion that any disbursement resulting from such proceedings will not significantly impact the Company’s results and financial position.

We are covered by insurance policies that have significant deductibles. At this time, we believe that we are adequately covered through the combination of insurance policies and self-insurance. Future losses which exceed insurance policy limits or, under adverse interpretations, are excluded from coverage would have to be paid out of general corporate funds. In association with our workers' compensation policies, we issue letters of credit as collateral for certain policies.

We also issue surety bonds for a variety of business purposes, including bonds for taxes, lottery sales, wholesale distribution and alcoholic beverage sales. In most cases, a municipality or state governmental agency, as a condition of operating a store in that area, requires the surety bonds.

Off-Balance Sheet Arrangements

In the normal course of business, we finance some of our off-balance sheet activities through operating leases for properties on which we conduct our retail business. Our future commitments are included under “Operating Lease Obligations” in the table above.

Alimentation Couche-Tard Inc. / 18

Selected Quarterly Financial Information

The Company’s 52-week reporting cycle is divided into quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2006, contains 53 weeks, the fourth quarter comprises 13 weeks. The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in US dollars.

(In millions of US dollars except for per share data, unaudited)	52-week period ended April 25, 2010				52–week period ended April 26, 2009
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
Revenues	4,003.5	4,935.2	3,825.8	3,675.1	2,994.0	3,911.7	4,556.4	4,319.0
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	150.5	141.3	176.4	178.4	105.0	168.1	179.7	135.0
Depreciation and amortization of property and equipment and other assets	49.4	63.2	46.9	45.0	42.6	56.4	41.1	42.9
Operating income	101.1	78.1	129.5	133.4	62.4	111.7	138.6	92.1
Financial expenses	7.4	8.6	7.0	6.9	6.8	10.3	9.3	9.8
Net earnings	68.8	54.8	88.2	91.1	38.0	71.1	97.6	47.2
Net earnings per share
Basic	$0.37	$0.30	$0.48	$0.49	$0.20	$0.37	$0.50	$0.24
Diluted	$0.37	$0.29	$0.47	$0.48	$0.20	$0.36	$0.49	$0.24

The influences of the volatility of motor fuel gross margin and seasonality have an impact on the variability of our quarterly net earnings. Given the acquisitions in recent years and higher retail prices at the pump, motor fuel revenues have become a more significant segment of our business and therefore our results are more sensitive to the volatility of motor fuel gross margins. However, the majority of our operating income is still derived from merchandise and service sales.

Analysis of consolidated results for the fiscal year ended April 26, 2009

Revenues

Our revenues amounted to $15.8 billion in fiscal 2009, up $411.1 million, an increase of 2.7%, of which $1.6 billion was attributable to acquisitions, further complemented by the growth of same-store merchandise revenues in the United States and Canada, as well as the growth in same-store motor fuel volume in Canada. These positive items were partially offset by a drop in same-store motor fuel volumes in the United States, a $411.0 million decrease in revenues related to the drop in motor fuel retail price as compared to fiscal 2008, and the $310.6 million decrease created by the weakening Canadian dollar. The proportion of our business in the United States was 79.9% compared with 80.5% in fiscal 2008.

More specifically, the growth of merchandise and service revenues for fiscal 2009 was $215.7 million or 4.1%, of which $335.3 million was generated by acquisitions, partially offset by the $170.5 million decrease related to the depreciation of the Canadian dollar against its US counterpart. Internal growth, as measured by the growth in same-store merchandise revenues, was 0.6% in the United States and 2.2% in Canada. Growth in the United States was chiefly due to the positive effect of the federal tax increase on tobacco products during the fourth quarter of fiscal 2009, as well as the ability of our business units to put forward a product mix allowing them to maintain revenues as well as gross margin. These growth factors were partially offset by the impact of poor economic conditions in certain US markets. As for the Canadian market, the internal growth was mainly due to our merchandising strategy.

Motor fuel revenues increased $195.4 million or 1.9% in fiscal 2009, of which $1.2 billion or 463.1 million of gallons stemmed from acquisitions. This increase was partially offset by a $411.0 million drop in motor fuel revenues due to a higher average retail price at the pump in our US and Canadian company-operated stores, as shown in the following table:

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.91	3.67	2.00	1.95	2.78
Canada (Cdn cents per litre)	122.66	114.37	78.05	78.67	95.63
52-week period ended April 27, 2008
United States (US dollars per gallon)	2.98	2.73	2.96	3.22	2.97
Canada (Cdn cents per litre)	98.49	92.35	95.92	103.69	97.43

Alimentation Couche-Tard Inc. / 19

The same-store motor fuel volume fell 6.4% in the United States and rose 3.7% in Canada. In the United States, the decrease was not only due to poor economic conditions affecting some business units but also to the overall decline in consumer demand resulting from the sharp increase in retail prices at the pump during the first half of fiscal 2009. The depreciation of the Canadian dollar against its US counterpart accounted for a decrease in revenues of $140.1 million.

Gross profit

The merchandise and service gross margin was 33.3% in fiscal 2009, down 0.3% compared with 33.6% in fiscal 2008. In the United States, the gross margin was 32.8%, a slight decrease from 33.0% in fiscal 2008. In Canada, the margin fell 0.6% to 34.3%. This drop in the consolidated gross margin was due to three factors: 1) some recent acquisitions posted a lower gross margin than the existing network thereby lowering the overall gross margin; 2) a merchandising strategy in tune with market competitiveness and economic conditions within each market; 3) a normal increase in inventory spoilage resulting from our strategy to boost our offer of fresh products in stores. In addition to these factors, the gross margin in the United States benefited from non recurring stock gains due to the retail price increase of tobacco products in anticipation of the federal tax increase on these products at the end of fiscal 2009.

The motor fuel gross margin for our company-operated stores in the United States increased 3.97¢ per gallon, from 13.58¢ per gallon in fiscal 2008 to 17.55¢ per gallon in 2009. In Canada, the gross margin dropped slightly, reaching Cdn4.97¢ per litre compared with Cdn5.08¢ per litre in fiscal 2008.

The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters before the end of fiscal 2009 were as follows:

(US cents per gallon)
Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 26, 2009
Before deduction of expenses related to electronic payment modes	15.55	24.88	18.21	11.38	17.55
Expenses related to electronic payment modes	5.07	4.94	3.15	3.10	3.96
After deduction of expenses related to electronic payment modes	10.48	19.94	15.06	8.28	13.59
52-week period ended April 27, 2008
Before deduction of expenses related to electronic payment modes	16.73	13.04	14.38	10.02	13.58
Expenses related to electronic payment modes	4.15	3.82	3.98	4.02	3.99
After deduction of expenses related to electronic payment modes	12.58	9.22	10.40	6.00	9.59

Operating, selling, administrative and general expenses

For fiscal 2009, operating, selling, administrative and general expenses rose by 6.3% compared with fiscal 2008. Expenses increased by 8.0% because of acquisitions while they decreased by 2.9% because of the weakening Canadian dollar and 0.4% because of the decrease in electronic payment modes expenses. The remaining variance of 1.6% was mainly due to a normal increase in operating expenses caused by inflation, partially offset by our management of other controllable expenses.

Depreciation and amortization of property and equipment and other assets

For fiscal year 2009, the depreciation expense increased because of the investments made through acquisitions and the ongoing improvement of our network, partially offset by the impact of sale and leaseback transactions completed during fiscal 2008.

Financial expenses

Financial expenses were down $18.4 million compared with fiscal 2008. This decrease was due to the combined reduction in our average borrowings and interest rates.

Income taxes

The income tax rate for fiscal year 2009 was 31.1% compared to 26.5% for fiscal 2008 which was positively impacted by the reversal of the unusual income tax expense related to Bill 15. Excluding this unusual item, the income tax rate for fiscal year 2008 would have been 30.3%. As for the fiscal 2009 income tax rate, it was negatively affected by a non recurring income tax expense related to a corporate reorganization undertaken in the second quarter as well as a less advantageous apportionment of taxable income among the various jurisdictions that have different income tax rates.

Net earnings

We closed fiscal 2009 with net earnings of $253.9 million, which equals $1.31 per share or $1.29 per share on a diluted basis compared with $189.3 million in fiscal 2008 ($0.92 per share on a diluted basis), an increase of $64.6 million or 34.1%.

Alimentation Couche-Tard Inc. / 20

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 25, 2010, our management and our external auditors reported that these internal controls were effective.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Critical Accounting Policies and Estimates

Estimates. This MD&A is based on Couche-Tard's consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles require us to make certain estimates and assumptions that affect our financial position and results of operations as reflected in our financial statements. On an ongoing basis, we review our estimates, including those relating to supplier rebates, environmental costs, income taxes, lease accounting and asset retirement obligations based on available information. These estimates are based on our best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from the estimates.

Inventory. Our inventory is comprised mainly of products purchased for resale including tobacco products, grocery items, beverages, packaged and fresh food products, other products and services and motor fuel. Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method. Inherent in the determination of margins are certain management judgments and estimates, which could affect ending inventory valuations and results of operations.

Impairment of Long-lived Assets. Property and equipment are tested for impairment should events or circumstances indicate that their book value may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Should the carrying amount of long-lived assets exceed their fair value, an impairment loss in the amount of the excess would be recognized. Our evaluation of the existence of impairement indicators is based on market conditions and our operational performance. The variability of these factors depends on a number of conditions, including uncertainty about future events. These factors could cause us to conclude that impairment indicators exist and require that impairment tests be performed, which could result in determining that the value of certain long-lived assets is impaired, resulting in a write-down of such long-lived assets.

Goodwill and Intangibles are evaluated for impairment annually, or more often if events or changes in circumstances indicate that the value of certain goodwill or intangibles may be impaired. For the purpose of this impairment test, we use estimates and assumptions to establish the fair value of our reporting units and intangible assets. If these assumptions and estimates prove to be incorrect, the carrying value of our goodwill or intangibles may be overstated. Our annual impairment test is performed in the first quarter of each fiscal year.

Environmental Matters. We provide for estimated future site remediation costs to meet government standards for known site contamination when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on our prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and the experience of the contractors that perform the environmental assessments and remediation work.

In each of the US states in which we operate, with the exception of Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain environmental remediation activities after applicable trust fund deductible is met, which varies by State. These state funds provide insurance for motor fuel facilities operations to cover some of the costs of cleaning up certain contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and/or a motor fuel tax in each of the states finance the trust funds. We pay the annual registration fees and remit the sales taxes to the applicable states where we are a member of the trust fund. Insurance coverage is different in the various states.

Alimentation Couche-Tard Inc. / 21

Income Taxes. Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences and possible audits of tax fillings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheets, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts.

Insurance and Workers' Compensation. We use a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers' compensation (in certain states), property damages, and general liability claims. Accruals for loss incidences are made based on our claims experience and actuarial assumptions followed in the insurance industry. A material revision to our liability could result from a significant change to our claims experience or the actuarial assumptions of our insurers. Actual losses could differ from accrued amounts. Workers' compensation is covered by government-imposed insurance in Canada and by third-party insurance in our United States operations, except in certain states where we are self-insured. With respect to the third-party insurance in the United States, independent actuarial estimates of the aggregate liabilities for claims incurred serve as a basis for our share of workers' compensation losses.

Recently Issued Accounting Standards

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. We will therefore adopt IFRS on April 25, 2011.

Since we will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because we don’t expect to apply them.

Business Risks

Couche-Tard is constantly looking to control and improve its operations. In this perspective, identification and management of risks are key components of such activities. We have identified and assessed key risk factors that could negatively impact the Company’s objectives and its ensuing performance.

We manage risks on an ongoing basis and implement a series of measures designed to mitigate key risks described in the above section and their financial impact.

Motor fuel. We are sensitive to the changes in the motor fuel retail price and gross margin. Factors beyond our control such as changing supply terms, motor fuel price fluctuations due, among other things, to general political and economic conditions, as well as the market’s limited ability to absorb motor fuel retail price fluctuations are all factors that could influence the motor fuel retail price and related gross margin. During fiscal 2010, motor fuel sales accounted for approximately 64.0% of our total revenue, yet the motor fuel gross margin represented only about 24.0% of our overall gross profits. In fiscal 2010, a change of one cent per gallon would have resulted in a change of approximately $41.0 million in the motor fuel gross profit, with a corresponding impact on net earnings of $0.16 per share on a diluted basis for company-operated stores. To react as promptly as possible to motor fuel retail price fluctuations, we implemented a price management policy and entered into commercial agreements that guarantee supply consistency to a certain extent.

Electronic payment modes. We are exposed to significant fluctuations in expenses related to electronic payment modes resulting from large increases in motor fuel retail prices particularly in our US markets because the majority of this expense is based on a percentage of the retail prices of motor fuel. For example, for fiscal 2010, for each ten-cent increase in the retail price of a gallon of motor fuel, the expense associated with electronic payment modes would have increased by approximately $5.3 million, with a corresponding impact on net earnings of $0.02 per share on a diluted basis. We regularly analyze various opportunities that would allow us to mitigate the risks associated with expenses related to electronic payment modes.

Alimentation Couche-Tard Inc. / 22

Seasonality and natural disasters. Weather conditions can have an impact on our revenues as historical purchase patterns indicate that our customers increase their transactions and also purchase higher margin items when weather conditions are favourable. Accordingly, we keep apprised of client needs and maintain an innovative approach to marketing and promotional campaigns. We have operations in the Southeast and Westcoast regions of the United States and although these regions are generally known for their mild weather, these regions are susceptible to severe storms including hurricanes as well as earthquakes in the Westcoast region and other natural disasters.

Economic conditions. Our revenues may be negatively influenced by changes in regional or local economic variables and consumer confidence. Changes in economic conditions could adversely affect consumer spending patterns, travel and tourism in certain of our market areas. While it is not feasible to determine the breadth or length of recessions, we adjust our merchandising strategies to economic conditions and promote constant innovation in commercial practices while maintaining tight control over our expenses and balance sheet.

Tobacco products. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal 2010, revenues of tobacco products were approximately 41.0% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and a tax increase on tobacco products, as well as current and future legislation and national and local campaigns to discourage smoking in the United States and Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits in light of the competitive landscape and consumer sensitivity to the price of such products.

In addition, we sell brands of cigarettes that are manufactured to be sold by the Company on an exclusive basis and we could be sued for health problems caused by the use of tobacco products. In fact, various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products. Any unfavourable verdict against us in an health-related suit could adversely affect our financial condition and ability to pay interest and principal on our debts. As per accounting standards, we have not established any reserves for the payment of expenses or adverse results related to any potential health-related litigation.

Competition. The industries and geographic areas in which we operate are highly competitive and marked by a constant change in terms of the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, independent convenience stores, gas station operators, large and small food retailers, local pharmacies and pharmacy chains. Over the years, we expanded our network by selecting choice locations while developing an expertise in our market niche, namely by investing in the improvement of our stores, further supported by merchandising strategies tailored to our various markets. These strategies are driven by a diversified selection of proprietary brand products, loyalty programs for clients as well as special focus on customer service in order to secure a competitive advantage. Accordingly, we keep a close eye on competitors, changes in market trends and our market share towards reacting in a timely manner and maintaining our competitive position. We believe the choice location of our stores make it more difficult for new competitors to penetrate our market.

Environment. Our operations are subject to a variety of environmental laws and regulations, including those relating to emissions to the air, discharges into water, releases of hazardous and toxic substances and remediation of contaminated sites. Under various federal, provincial, state and local laws and regulations, we may, as the owner or operator, be liable for the costs of removal or remediation of contamination at our current stores or our former stores, whether or not we knew of, or were responsible for, the presence of such contamination. In this respect, we proactively seek means to limit the environmental impact of our activities and adopt sustainable processes. We regularly monitor our facilities for environmental contamination and take reserves on our financial statements to cover potential environmental remediation and compliance costs, as we consider appropriate.

In each of the US states in which we operate, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. We pay the registration fees and remit the sales taxes to the states where we are a member of the trust fund. Insurance coverage is different in the various states.

Acquisitions. Acquisitions have been a significant part of our growth strategy. We expect to continue to selectively seek strategic acquisitions in the future. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Although we have historically performed a due diligence investigation of the businesses or assets that we acquire and anticipate continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that we fail or are unable to uncover during our due diligence investigation and for which we, as a successor owner, may be responsible. When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price.

Alimentation Couche-Tard Inc. / 23

Legislative and regulatory requirements. Our business and properties are subject to governmental laws and regulations including, but not limited to, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements and other laws and regulations such as applicable tax laws and regulations. Any change in the legislation or regulations described above that is adverse to our properties and us could affect our operating and financial performance.

Interest rates. The Company is exposed to interest rate fluctuations associated with changes in the short-term interest rate. We carry a debt, $350.0 million of which bears interest at floating rates. By applying interest rates as they were in effect on April 25, 2010 to our current debt, our total interest expense would be approximately $32.5 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $3.5 million or $0.01 per share on a diluted basis. We do not currently use derivative instruments to mitigate this risk. However, we regularly analyze our interest rate exposure. Various scenarios are simulated, including refinancing, the renewal of existing positions, alternative loans and hedges as well as our ability to deal with interest rate fluctuations.

Liquidity. Liquidity risk is the risk that we will encounter difficulties in meeting our obligations associated with financial liabilities and lease commitments. We are exposed to this risk mainly through our long-term debt, accounts payable and accrued expenses and our lease agreements. Our liquidities are provided mainly by cash flows from operating activities, borrowings available under our revolving credit facilities as well as potential sale and leaseback transactions.

On an ongoing basis, we monitor rolling forecasts of our liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensure that we have sufficient flexibility under our available liquidity resources to meet our obligations. As at April 25, 2010, $1.0 billion are available under our credit facilities of which $622.0 million were unused. These credit facilities will mature only in September 2012.

Lawsuits. In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail business. We mitigate this risk through available insurance coverage, among others. We regularly monitor lawsuits and create reserves, as needed, in our financial results to cover potential estimated cost.

Insurance. We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. Some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or not economically practical. To cover the potential cost of this risk, we provide reserves, as needed, in our financial statements for the portion of losses that is uninsured or whose deductible is very high.

Acts of war or terrorism. Acts of war and terrorism could impact general economic conditions and the supply and price of crude oil. Such events could impact our revenues, operating results and financial situation.

Exchange rate. Most of our consolidated revenues and expenses are received or denominated in the functional currency of the markets in which we do business. Accordingly, our sensitivity to variations in foreign exchange rates is economically limited.

We are also exposed to foreign currency risk with respect to a portion of our long-term debt denominated in US dollars. As at April 25, 2010, everything else being equal, a hypothetical strengthening (weakening) of 5.0% of the US dollar against the Canadian dollar would have had a favourable (unfavourable) net impact of $21.3 million on Other comprehensive income.

Alimentation Couche-Tard Inc. / 24

International Standards

In February 2008, Canadian Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) will be required for publicly accountable profit-oriented enterprises starting in 2011. For those enterprises, IFRS will replace General Accepted Accounting Principles currently in effect in Canada (GAAP). IFRS uses a conceptual framework similar to GAAP, but there are differences in recognition, measurement and presentation standards. In the period leading up to the changeover, the AcSB is expected to continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the transition date.

These new standards are applicable to fiscal years beginning on or after January 1st, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of our fiscal year 2012, we will publish consolidated financial statements prepared in accordance with IFRS.

We have developed a plan to convert our Consolidated Financial Statements to IFRS. We have a dedicated project manager to lead the conversion to IFRS. Our external auditors are notified of our choices and consulted on them. Our Audit Committee ensures that management fulfills its responsibilities and successfully accomplishes the changeover to IFRS while we continue to provide training to key employees. Changes in accounting policies are likely and could impact our consolidated financial statements.

The principal phases, actions, timetables and progress of our transition plan are outlined in the following table:

Phase 1: Preliminary Analysis and Diagnostic
Action	o	Identification of the IFRS standards that will require accounting and disclosure changes in consolidated financial statements.
	o	Rank of standards based on their anticipated impact on our consolidated financial statements and the required efforts for their implementation.
Timetable	End of fiscal 2008
Progress	Completed

Phase 2: Analysis of Standards
Action	o	Analysis of the differences between Canadian GAAP and IFRS.
	o	Selection of the accounting policies that the Company will apply on an ongoing basis.
	o	Company’s selection of IFRS 1 exemptions at the date of transition.
	o	Calculation of the quantitative impacts on the consolidated financial statements.
	o	Disclosure analysis.
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.
	o	Identification of the collateral impacts in the following areas:
• information technology;
• internal control over financial reporting;
• disclosure controls and procedures;
• contracts;
• compensation;
• taxation;
• training.
Timetable

We have prepared a detailed timetable which contemplates the bulk of the analysis that will be completed by the end of July 2010. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, working group members’ availability, as well as the timing of discussion papers, exposure drafts and new standards that may be issued by the IASB.

Progress	At the end of fiscal 2010, all actions had been completed, except for the following which have begun but are not yet completed:
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.
	o	Auditors’ formal review of our conclusions

Alimentation Couche-Tard Inc. / 25

Phase 3: Implementation
Action	o	Compilation of the comparative financial data.
	o	Production of the interim consolidated financial statements and the associated disclosure.
	o	Production of the annual consolidated financial statements and the associated disclosure.
	o	Implementation of changes regarding collateral impacts.
Timetable	o	At the end of fiscal 2011, our opening balance sheet, comparative financial data under IFRS and changes regarding collateral impacts will be completed.
	o	During fiscal 2012, we will produce our interim and annual consolidated financial statements and disclosure in accordance with IFRS.
Progress	Not applicable.

There are many differences between Canadian GAAP and IFRS. The IASB is actually in the process of revising multiple IFRS standards. Our analysis of the changes and decisions to be made concerning our accounting policies was done using accounting standards presently in effect. We are still quantifying the impact of the differences between these new standards on our accounting policies. The following table presents a summary of the most important differences, as at July 13, 2010, considering their impact for us:

Comparison between Canadian GAAP
IFRS standard	and IFRS	Findings
Property, Plant and Equipment (IAS 16)

Canadian GAAP: Property and equipment are to be recorded at cost upon initial acquisition and are to be depreciated over their useful lives.

IFRS: An entity may choose between using the cost model (identical to Canadian GAAP) or the revaluation model for subsequent measurement.

We will continue to use the cost method. We expect that this standard will have no significant impact on our consolidated financial statements.

Leases (IAS 17)

Canadian GAAP: Canadian GAAP include quantitative guidelines for distinguishing between capital leases and operating leases.

According to Canadian GAAP, gains or losses resulting from a sale and leaseback transaction must be deferred and recognized to income over the lease term.

IFRS: IFRS do not offer quantitative guidance for making the distinction. Lease agreements must be assessed qualitatively.

According to IFRS, gains resulting from a sale and leaseback transaction done at fair value which leads to an agreement classified as an operating lease must be immediately recognized to income.

Our current lease agreements have been analysed from a qualitative standpoint. We expect that this standard will have no significant impact on our consolidated financial statements.

Gains resulting from a sale and leaseback transaction done at fair value which leads to an operating lease will be immediately recognized to income. Deferred gains on previous transactions with similar conditions will be reversed and taken to retained earnings in the consolidated opening balance sheet under IFRS.

Alimentation Couche-Tard Inc. / 26

IFRS standard	Comparison between Canadian GAAP and IFRS			Findings
Compensation and Benefits (IAS 19)

Canadian GAAP: An entity must use the corridor approach and recognize amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeds 10 percent of the greater of:

We will continue to use the corridor approach. We expect that this standard will have no significant impact on our consolidated financial statements.
	a)	the accrued benefit obligation at the beginning of the year;		For the impact on the consolidated opening balance sheet under IFRS, refer to the next section which discusses optional exemptions
	b)	the fair value, or market-related value, of plan assets at the beginning of the year.

IFRS: According to IFRS, it is permitted:
		-	to use the corridor approach;
		-	to immediately record actuarial gains and losses to shareholders’ equity.
Borrowing Costs (IAS 23)	Canadian GAAP: Borrowing costs may be capitalized for certain projects. IFRS: Borrowing costs for qualifying assets must be capitalized.			We will capitalize borrowing costs for qualifying assets. However, we expect that this standard will have no impact significant on the consolidated opening balance sheet under IFRS.
Joint Ventures (IAS 31)

Canadian GAAP: According to Canadian GAAP, a joint venture must be accounted for using the proportionate consolidation method.

IFRS: The proportionate consolidation method and the equity method are acceptable.

Under IFRS, the company will record its investment in RDK according to the equity method. Therefore, on the balance sheet, we will present an equity- accounted investment in RDK on a distinct line and in the consolidated statement of earnings we will present our proportionate interest of RDK’s income on a distinct line. However, there will be no impact on our consolidated net earnings.

The opening consolidated balance sheet under IFRS will be restated with no impact to retained earnings.

Impairment of assets (IAS 36)

Canadian GAAP: Long-lived assets tested using a two-step approach are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Cash flows used for the purpose of the first step of impairment testing are not discounted and impairment resulting from this test cannot be subsequently reversed.

IFRS: Long-lived assets tested using a one-step approach are grouped at the level of cash generating units, which are defined as the lowest level of assets that generate largely independent cash inflows. Cash flows used for the purpose of impairment testing are discounted and impairment resulting from this test can be subsequently reversed.

The application of the new standard should result in discounted cash flow testing being applied to smaller groups of assets. This could result in additional expenses for asset depreciation. These additional expenses could however be reversed subsequently. We expect that this standard will have no significant impact on our consolidated opening balance sheet under IFRS.

Alimentation Couche-Tard Inc. / 27

IFRS standard	Comparison between Canadian GAAP and IFRS	Findings
Provisions, Contingent Liabilities and Contingent Assets (IAS 37)

Canadian GAAP: Asset retirement obligations are discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the estimation and revision of costs.

A provision for onerous contracts is only taken in specific situations.

Discounting is only required for certain specific provisions.

IFRS: Asset retirement obligations are discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the revaluation of costs.

A contract is onerous when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. This type of contract requires the recognition of a liability under IFRS.

A long-term provision must be recorded at its discounted value.

Asset retirement obligations will be discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the revaluation of costs. We expect that this standard will have no significant impact on our consolidated financial statements.

Onerous contracts will be recorded and valued as provisions. We expect that this standard will have no significant impact on our consolidated financial statements.

Liabilities for which value is estimated using future cash flows will be recorded at a discounted value. This will reduce the amount of certain liabilities and their corresponding expenses while increasing the accretion expense. The liabilities involved included in the consolidated opening balance sheet under IFRS will be adjusted accordingly and this adjustment will be taken to retained earnings.

Intangible Assets (IAS 38)

Canadian GAAP: Intangible assets must be recorded at their acquisition cost.

IFRS: An entity may choose between using the cost model (identical to Canadian GAAP) or the revaluation for subsequent measurement.

We will continue to use the cost method. We expect that this standard will have no significant impact on our consolidated financial statements.
Financial Instruments: Recognition and Measurement (IAS 39)

Canadian GAAP: For assessing and measuring the effectiveness of a hedging relationship, the critical terms match method is permitted if certain conditions are met.

IFRS: The critical terms match method is not permitted. Ineffectiveness must be measured each period throughout the life of the hedging relationship.

Based on our current situation, we expect that this standard will have no significant impact on our consolidated financial statements on the date of transition.

Alimentation Couche-Tard Inc. / 28

IFRS standard	Comparison between Canadian GAAP and IFRS	Findings
Share-based Payment (IFRS 2)

Canadian GAAP: It is possible to use the straight-line method to record the compensation expense when a different method than graded vesting is used to determine the expected life used in the fair value calculation of options.

The compensation expense related to a stock-based compensation award must be recorded as an expense over the period during which the corresponding services are performed if the award relates to future services. In the case of cancellations or settlements, en entity must cease to record the expense.

IFRS: When options granted vest gradually, an entity must consider each portion as a distinct grant and amortize the corresponding expense distinctly.

If an equity instrument is cancelled or settled during the vesting period, the amount that would have otherwise been recorded during the remainder of the vesting period for services performed is recorded immediately.

The Company will need to modify its model for amortizing the expense to take into account the different vesting periods and cease its use of the straight-line amortization method. The expense will be recognized faster in the case of new awards. For options already outstanding at the transition date, the expense will be reduced in the future due to completely vested portions having been entirely recorded to retained earnings on the consolidated balance sheet at the transition date.

If an option is cancelled or settled during the vesting period, we will need to record immediately the amount that would have otherwise been recorded during the remainder of the vesting period for services performed. We will also need to take into account the impact of previous cancellations which had not been considered in establishing the compensation cost. This change should have an impact on retained earnings in the consolidated opening balance sheet under IFRS.

Business combinations (IFRS 3)

Canadian GAAP: Direct acquisition costs can be capitalized.

It is possible to record a liability for restructuring activities.

Assets acquired and liabilities assumed must be measured at their acquisition- date fair values.

The excess of the value of assets acquired and liabilities assumed over the consideration transferred (negative goodwill) must be eliminated, by proportionally reducing values which would otherwise be attributed to all acquired assets, barring a few exceptions.

IFRS: Transaction costs from an acquisition are recorded to income.

A liability for restructuring activities may only be recorded if such a liability is recorded by the acquired business at the acquisition date.

Assets acquired and liabilities assumed must be measured at fair value determined in accordance with its use by other market participants.

Negative goodwill is recorded to income.

Transaction costs from an acquisition will be recorded to income. This change could have an impact on the consolidated statements of earnings when acquisitions occur.

The only liabilities for restructuring activities that will be recorded will be those recorded by the acquired business at the acquisition date. This change could have an impact on the consolidated statements of earnings when acquisitions occur.

We will need to review our evaluation model for assets acquired and liabilities assumed to take into account use by other market participants. This change could have an impact on the consolidated financial statements when acquisitions occur.

Negative goodwill will be recorded to income. This change could have an impact on the consolidated statements of earnings if acquisitions generating a negative variance occur.

For the impact on the consolidated opening balance sheet under IFRS, refer to the next section which discusses optional exemptions.

Alimentation Couche-Tard Inc. / 29

Initial adoption of IFRS requires the application of IFRS 1, “First Time Adoption of IFRS”. This standard generally requires retrospective application of all IFRS effective at the reporting date, with the exception of certain mandatory exceptions and limited optional exemptions provided in the standard. The significant optional exemptions available under IFRS 1 that we will apply in preparing our opening balance sheet in accordance with IFRS are included in the following table:

Optional exemption	Company’s choice
Business Combinations	Under this exemption we may elect not to apply IFRS 3 retrospectively to past business combinations. The standard may be applied prospectively.

We intend to use this exemption.
Compensation and Benefits	This exemption allows us to reset the cumulative unrecognised actuarial gains and losses to zero by recognizing the full amount in the retained earnings.

We intend to use this exemption.
Fair value as deemed cost

This exemption allows us to adopt a fair value method for any elements of property and equipment and designate fair value as deemed cost as at the transition date. It is also possible to use original cost previously determined under Canadian GAAP.

We intend to keep property and equipment at original cost.

Outlook

In the course of fiscal year 2011, we expect to pursue our investments with caution in order to, amongst other things, improve our network. Given the economic climate and its attractive access to capital, we believe to be well positioned to realize acquisitions and create value. However, we will continue to exercise patience in order to benefit from a fair price in view of current market conditions. We also intend to keep an ongoing focus on supply terms and operating expenses.

Finally, in line with our business model, we intend to continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our large clientele.

July 13, 2010

Alimentation Couche-Tard Inc. / 30

MANAGEMENT’S REPORT

The consolidated financial statements of Alimentation Couche-Tard Inc. and the financial information contained in this Annual Report are the responsibility of management. This responsibility is applied through a judicious choice of accounting procedures and principles, the application of which requires the informed judgment of management. The consolidated financial statements were prepared according to generally accepted accounting principles in Canada and were approved by the Board of Directors. In addition, the financial information included in the Annual Report is consistent with the consolidated financial statements.

Alimentation Couche-Tard Inc. maintains accounting and administrative control systems which, in the opinion of management, ensure reasonable accuracy, relevance and reliability of financial information and well-ordered, efficient management of the Company’s affairs.

The Board of Directors is responsible for approving the consolidated financial statements included in this Annual Report, primarily through its Audit Committee. This Committee, which holds periodic meetings with members of management as well as with the external auditors, reviewed the consolidated financial statements of Alimentation Couche-Tard Inc. and recommended their approval to the Board of Directors.

The consolidated financial statements for the fiscal years ended April 25, 2010 and April 26, 2009 were audited by PricewaterhouseCoopers LLP, chartered accountants, and their report indicates the extent of their audit and their opinion on the consolidated financial statements. The consolidated financial statements for the fiscal year ended April 27, 2008 were audited by Raymond Chabot Grant Thornton LLP.

July 13, 2010

“Alain Bouchard”	“Raymond Paré”
Alain Bouchard	Raymond Paré
President and	Vice-President and
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Alimentation Couche-Tard Inc, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations. With our participation management carried out an evaluation of the effectiveness of our internal control over financial reporting, as of the end of our fiscal year ended April 25, 2010. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, management concluded that Alimentation Couche-Tard Inc.’s internal control over financial reporting was effective as at April 25, 2010.

PricewaterhouseCoopers LLP, chartered accountants, audited Alimentation Couche-Tard Inc.’s internal control over financial reporting as at April 25, 2010 and have issued their unqualified opinion thereon, which is included herein.

July 13, 2010

“Alain Bouchard”	“Raymond Paré”
Alain Bouchard	Raymond Paré
President and	Vice-President and
Chief Executive Officer	Chief Financial Officer

Alimentation Couche-Tard Inc. / 31

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Alimentation Couche-Tard Inc.

July 13, 2010

We have completed integrated audits of Alimentation Couche-Tard Inc.’s consolidated financial statements for the fiscal years ended April 25, 2010 and April 26, 2009 and of its internal control over financial reporting as at April 25, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 25, 2010 and April 26 2009 and the related consolidated statements of earnings, changes in shareholders’ equity and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 25, 2010 and April 26, 2009 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statement of earnings, changes in shareholder’s equity and cash flows for the fiscal year ended April 27, 2008 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 13, 2008.

Internal control over financial reporting

We have also audited Alimentation Couche-Tard inc.’s internal control over financial reporting as at April 25, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of the internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of the internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Alimentation Couche-Tard Inc. / 32

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at April 25, 2010 based on the criteria established in Internal Control – Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP1
Chartered Accountants
Montreal, Canada

______________________________
1 Chartered accountant auditor permit No. 19653

Alimentation Couche-Tard Inc. / 33

CONSOLIDATED STATEMENTS OF EARNINGS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2), except per share amounts)

	2010	2009	2008
	$	$	$
Revenues	16,439.6	15,781.1	15,370.0
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	13,886.3	13,344.5	13,146.5
Gross profit	2,553.3	2,436.6	2,223.5

Operating, selling, administrative and general expenses (Note 7)	1,906.7	1,848.8	1,738.9
Depreciation and amortization of property and equipment and other assets (Note 7)	204.5	183.0	172.5
	2,111.2	2,031.8	1,911.4
Operating income	442.1	404.8	312.1
Financial expenses (Note 7)	29.9	36.2	54.6
Earnings before income taxes	412.2	368.6	257.5
Income taxes (Note 8)	109.3	114.7	68.2
Net earnings	302.9	253.9	189.3

Net earnings per share (Note 9)
Basic	1.64	1.31	0.94
Diluted	1.60	1.29	0.92

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc. / 34

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2))

					2010
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income (5)	equity
	$	$	$	$	$
Balance, beginning of year	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			302.9		302.9
Change in cumulative translation adjustments (1)				62.0	62.0
Change in fair value of a financial instrument designated as a cash flow hedge (2)				0.6	0.6
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (3)				(0.2)	(0.2)
Change in fair value of an available-for-sale investment (4)				11.4	11.4
Gain realized on disposal of an available-for-sale investment transferred to earnings (4)				(11.4)	(11.4)
Comprehensive income					365.3
Dividends			(25.1)		(25.1)
Stock option-based compensation expense (Note 21)		2.0			2.0
Fair value of stock options exercised	0.9	(0.9)			-
Cash received upon exercise of stock options	2.5				2.5
Repurchase and cancellation of shares	(13.0)				(13.0)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(43.4)		(43.4)
Balance, end of year	319.5	18.8	1,167.0	109.0	1,614.3

(1)

Includes a gain of $113.3 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its US self-sustaining operations (net of income taxes of $17.0).

(2)	This amount is net of income taxes of $0.2.

(3)	This amount is net of income taxes of $0.1.

(4)	These amounts are net of income taxes of $2.5.

(5)

The year-end balance is comprised of $108.6 for cumulative translation adjustments and $0.4 for the cumulative fair value variation of a financial instrument designated as a cash flow hedge (net of income taxes of $0.2).

					2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of year	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			253.9		253.9
Change in cumulative translation adjustments (1)				(67.7)	(67.7)
Comprehensive income					186.2
Dividends			(24.1)		(24.1)
Stock option-based compensation expense (Note 21)		2.7			2.7
Fair value of stock options exercised	0.6	(0.6)			-
Cash received upon exercise of stock options	1.8				1.8
Repurchase and cancellation of shares	(22.1)				(22.1)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(72.2)		(72.2)
Balance, end of year	329.1	17.7	932.6	46.6	1,326.0

(1)	Includes a loss of $109.9 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its US self-sustaining operations (net of income taxes of $20.3).

Alimentation Couche-Tard Inc. / 35

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2))

					2008
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of year	352.3	13.4	681.9	97.8	1,145.4
Impact of changes in accounting policies (1)			0.9	0.4	1.3
Balance, beginning of year, as restated	352.3	13.4	682.8	98.2	1,146.7
Comprehensive income :
Net earnings			189.3		189.3
Change in cumulative translation adjustments (2)				16.1	16.1
Comprehensive income					205.4
Dividends			(25.6)		(25.6)
Stock option-based compensation expense (Note 21)		4.0			4.0
Fair value of stock options exercised	1.8	(1.8)			-
Cash received upon exercise of stock options	4.7				4.7
Repurchase and cancellation of shares	(10.0)				(10.0)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(71.5)		(71.5)
Balance, end of year	348.8	15.6	775.0	114.3	1,253.7

(1)

As a result of the adoption of Canadian Institute of Chartered Accountants Handbook Section 3855 by which transaction costs were deducted from the amount of the financial liability to which they were directly attributable instead of being deferred and amortized over the term of the debt as they previously were.

(2)

Includes a gain of $72.2 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its US self-sustaining operations (net of income taxes of $11.1).

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc. / 36

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2))

	2010	2009	2008
	$	$	$
Operating activities
Net earnings	302.9	253.9	189.3
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	176.4	161.4	151.8
Future income taxes	40.2	32.0	19.0
(Gain) loss on disposal of property and equipment and other assets	(15.5)	2.8	(0.9)
Deferred credits	11.9	9.4	13.3
Other	19.8	13.3	24.2
Changes in non-cash working capital (Note 10)	(44.9)	30.0	(36.9)
Net cash provided by operating activities	490.8	502.8	359.8

Investing activities
Purchases of property and equipment and other assets	(230.9)	(251.4)	(283.6)
Business acquisitions (Note 6)	(156.1)	(80.8)	(70.7)
Disposal of an investment in publicly-traded securities	75.9	-	-
Investment in publicly-traded securities	(62.0)	-	-
Proceeds from disposal of property and equipment and other assets	28.5	15.8	21.0
Proceeds from sale and leaseback transactions	11.1	19.8	172.4
Deposit reimbursement on business acquisition	-	-	0.5
Net cash used in investing activities	(333.5)	(296.6)	(160.4)

Financing activities
Net decrease in long-term debt	(46.7)	(116.5)	(14.3)
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	(56.4)	(99.5)	(101.3)
Cash dividends paid	(25.1)	(24.1)	(25.6)
Interest rate swap early termination fees received (Note 24)	2.5	9.4	-
Issuance of shares	2.5	1.8	4.7
Net cash used in financing activities	(123.2)	(228.9)	(136.5)
Effect of exchange rate fluctuations on cash and cash equivalents	13.5	(20.0)	11.4
Net increase (decrease) in cash and cash equivalents	47.6	(42.7)	74.3
Cash and cash equivalents, beginning of year	173.3	216.0	141.7
Cash and cash equivalents, end of year	220.9	173.3	216.0

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc. / 37

CONSOLIDATED BALANCE SHEETS
as at April 25, 2010 and April 26, 2009
(in millions of US dollars (Note 2))

	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	220.9	173.3
Accounts receivable (Note 11)	286.2	225.4
Inventories (Note 12)	474.1	400.3
Prepaid expenses	20.2	8.5
Income taxes receivable (Note 8)	4.7	-
Future income taxes (Note 8)	24.9	37.0
	1,031.0	844.5
Property and equipment (Note 13)	1,980.5	1,777.2
Goodwill (Note 14)	426.5	384.8
Intangible assets (Note 15)	188.2	184.2
Other assets (Note 16)	65.2	60.7
Future income taxes (Note 8)	5.3	4.5
	3,696.7	3,255.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 17)	872.9	758.1
Income taxes payable (Note 8)	-	26.3
Current portion of long-term debt (Note 18)	4.4	3.9
Future income taxes (Note 8)	5.6	0.7
	882.9	789.0
Long-term debt (Note 18)	736.8	745.3
Deferred credits and other liabilities (Note 19)	285.8	259.0
Future income taxes (Note 8)	176,9	136.6
	2,082.4	1,929.9

Shareholders’ equity
Capital stock (Note 20)	319.5	329.1
Contributed surplus	18.8	17.7
Retained earnings	1,167.0	932.6
Accumulated other comprehensive income	109.0	46.6
	1,614.3	1,326.0
	3,696.7	3,255.9

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

“Alain Bouchard”	“Richard Fortin”
Alain Bouchard	Richard Fortin
Director	Director

Alimentation Couche-Tard Inc. / 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

1. Governing statutes and nature of operations

Alimentation Couche-Tard Inc. (the Company) is incorporated under the Companies Act (Quebec).

The Company owns and licenses 5,878 convenience stores across North America, of which 4,408 are company-operated, and generates income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, other products and services and motor fuel.

2. Basis of presentation

Year-end date

The Company’s year-end is the last Sunday of April of each year. The fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008 are referred to as 2010, 2009 and 2008.

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Reporting currency

The Company uses the US dollar as its reporting currency to provide more relevant information considering its predominant operations in the United States and its debt largely denominated in US dollars.

3. Accounting changes

Goodwill and Intangible Assets

On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section resulted in the reclassification to Intangibles of certain software previously presented in Property and Equipment.

Accounting Changes

On October 12, 2009, the Company adopted amendments to CICA Section 1506 “Accounting Changes”, which excludes from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

Financial Instruments - Disclosures

On October 12, 2009, the Company adopted amendments to CICA Section 3862 “Financial Instruments - Disclosures” which enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. The result of the implementation of this new standard is included in Note 24 and had no impact on the Company’s consolidated financial statements.

4. Accounting policies

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs, income taxes, lease accounting, purchase price allocation and asset retirement obligations, based on available information. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. They also include the Company’s portion of the accounts of the joint venture accounted for using the proportionate consolidation method. All intercompany balances and transactions have been eliminated on consolidation.

Alimentation Couche-Tard Inc. / 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Foreign currency translation

Functional currency

The functional currency of the Company for its Canadian and corporate operations is the Canadian dollar while the US self-sustaining operations' is the US Dollar.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into the relevant functional currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate on a 4-week period basis. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation, if any, are reflected in the consolidated statement of earnings.

Consolidation and foreign operations

The financial statements are consolidated in Canadian dollars using the current rate method. Under this method, assets and liabilities of the US operations are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate on a 4-week period basis. Gains and losses arising from such translation are included in the accumulated other comprehensive income account in shareholders’ equity.

Reporting currency

The Company has adopted the US dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the reporting currency using the current rate method described above. Capital stock, Contributed surplus and Retained earnings are translated using historical rates. Gains and losses arising from translation are included in the accumulated other comprehensive income in Shareholders' equity.

Net earnings per share

Basic net earnings per share is calculated by dividing the net earnings available to Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year. Diluted net earnings per share is calculated using the treasury stock method and takes into account the dilutive effect of stock options.

Revenue recognition

For its two major product categories, merchandise and motor fuel, the Company recognizes revenue at the point of sale. Merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer, wine, fresh food offerings, including quick service restaurants, and services.

Service revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, sales of calling cards and gift cards, fees for cashing cheques, sales of postage stamps and bus tickets and car wash revenues. These revenues are recognized at the time of the transaction. Service revenues also include franchise and license fees, which are recognized in revenues over the period of the agreement to which the fees relate and royalties from franchisees and licensees, which are recognized periodically based on sales reported by franchise and license operators.

Cost of sales and vendor rebates

Cost of sales is comprised mainly of the cost of merchandise and motor fuel sold including applicable freight less vendor rebates.

The Company records cash received from vendors related to vendor rebates as a reduction in the price of the vendors’ products and reflects them as a reduction of cost of sales and related inventory in its consolidated statements of earnings and balance sheets when it is probable that they will be received. Amounts received but not yet earned are presented in deferred credits.

Operating, selling, administrative and general expenses

The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs, credit and debit card fees and overhead and include advertising expenses that are expensed as incurred.

Self-insurance

In the United States, the Company is self-insured for certain losses related to general liability and workers’ compensation. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. This cost is estimated based on analysis of the Company’s historical data and actuarial estimates.

Cash and cash equivalents

Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be readily converted into cash for a fixed amount and that mature less than three months from the date of acquisition.

Inventories

Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in, first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Alimentation Couche-Tard Inc. / 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Income taxes

The Company uses the asset and liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws, as appropriate, at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is recognized to the extent that it is more likely than not that all of the future income tax assets will not be realized.

Property and equipment, depreciation and amortization and impairment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method based on the following periods:

Buildings and building components	3 to 40 years
Equipment	3 to 40 years
Buildings under capital leases	Lease term
Equipment under capital leases	Lease term

Building components include air conditioning and heating systems, plumbing and electrical fixtures. Equipment includes signage, fuel equipment and in-store equipment.

Leasehold improvements and property and equipment on leased properties are amortized and depreciated over the lesser of their useful lives and the term of the lease.

Property and equipment are tested for impairment should events or circumstances indicate that their book value may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Should the carrying amount of long-lived assets exceed their fair value, an impairment loss in the amount of the excess would be recognized.

Goodwill

Goodwill is the excess of the cost of an acquired business over the fair value of underlying net assets acquired from the business at the time of acquisition. Goodwill is not amortized. Rather it is tested for impairment annually during the first quarter, or more frequently should events or changes in circumstances indicate that it might be impaired. Should the carrying amount of a reporting unit’s goodwill exceed its fair value, an impairment loss would be recognized.

Intangible assets

Intangible assets are mainly comprised of trademarks and licenses. Trademarks and licenses have indefinite lives, are recorded at cost, are not amortized and are tested for impairment annually during the first quarter, or more frequently should events or changes in circumstances indicate that they might be impaired. Other intangible assets are amortized using the straight-line method over a period of five to ten years.

Deferred charges

Deferred charges are mainly expenses incurred in connection with the analysis and signing of the Company’s revolving unsecured operating credits amortized using the straight-line method over the period of the corresponding contract. Deferred charges also include expenses incurred in connection with the analysis and signing of operating leases which are deferred and amortized on a straight-line basis over the lease term. Other deferred charges are amortized on a straight-line basis over periods of five to seven years.

Rent expense

The Company accounts for capital leases in instances when it has acquired substantially all the benefits and risks incident to ownership of the leased property. The cost of assets under capital leases represents the present value of minimum lease payments and is amortized on a straight-line basis over the lease term. Assets under capital leases are presented under Property and equipment in the consolidated balance sheet.

Leases that do not transfer substantially all the benefits and risks incident to ownership of the property are accounted for as operating leases. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis over the term of the lease and, consequently, records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent expense. The Company also receives tenant allowances, which are amortized on a straight-line basis over the term of the lease or useful life of the asset, whichever is shorter.

Gains resulting from sale and leaseback transactions are deferred and amortized over the term of the new lease agreement while losses are recorded in the consolidated statements of earnings at the transaction date.

Financing costs

Financing costs related to the Subordinated unsecured debt are included in the initial carrying amount of the debt and are amortized using the effective interest rate method that is based on the estimated cash flow over the expected life of the liability.

Alimentation Couche-Tard Inc. / 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Stock-based compensation and other stock-based payments

Stock-based compensation costs are measured at the grant date of the award based on the fair value method for all transactions entered into for fiscal years beginning on or after January 1st, 2002.

The fair value of stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

The Phantom Stock Units compensation cost and the related liability are recorded on a straight-line basis over the corresponding vesting period based on the fair market value of Class B shares and the best estimate of the number of Phantom Stock Units that will ultimately be paid. The recorded liability is adjusted periodically to reflect any variation in the fair market value of the Class B shares.

Employee future benefits

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following accounting policies with respect to the defined benefit plans:

  the accrued benefit obligations and the cost of pension benefits earned by active employees are actuarially determined using the projected benefit method pro-rated on service and pension expense is recorded in earnings as the services are rendered by active employees. The calculations reflect management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees;

  for the purpose of calculating the expected return on plan assets, those assets are valued at fair value;

  actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and fair value of plan assets, established at the beginning of the year, is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is nine years;

  on May 1st , 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional asset on a straight-line basis over 11 years, which was the average remaining service period of employees expected to receive benefits under the benefit plan as of May 1st , 2000;

  past service costs are amortized on a straight-line basis over the average remaining service period of active employees.

The pension costs recorded in net earnings for the defined contribution plan is equivalent to the contribution which the Company is required to pay in exchange for services provided by the employees.

Environmental costs

The Company provides for estimated future site remediation costs to meet government standards for known site contaminations when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on the Company’s prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

Asset retirement obligations

Asset retirement obligations relate to estimated future costs to remove underground motor fuel storage tanks and are based on the Company’s prior experience in removing these tanks, estimated tank useful life, lease terms for those tanks installed on leased properties, external estimates and governmental regulatory requirements. A discounted liability is recorded for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. To determine the initial recorded liability, the future estimated cash flows have been discounted at rates of 9.0% and 10.0%, representing the Company’s credit-adjusted risk-free rates at the time the costs have been estimated and revised. The amount added to property and equipment is amortized and an accretion expense is recognized in connection with the discounted liability over the remaining life of the tank or lease term for leased properties.

Financial instruments recognition and measurement

Following the application of CICA Section 3855, the Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held for trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available for sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

Alimentation Couche-Tard Inc. / 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Hedging and derivative financial instruments

Interest rate swaps

The Company used derivative financial instruments by way of interest rate swaps to manage current and forecasted risks related to interest rate fluctuations associated with the Company's Subordinated unsecured debt. The Company does not use freestanding derivative financial instruments for trading or speculative purposes.

When the Company uses interest rate swaps, it formally documents and designates each derivative financial instrument as a fair value hedge of its Subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

The Company used interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of a portion of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. The corresponding amount to be paid to counterparties or to be received from counterparties was accounted for as an adjustment of accrued interest.

In the case of an early termination of an interest swap agreement or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated statement of earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated statement of earnings at the time of the extinguishment of the debt.

When the Company uses interest rate swaps, the changes in fair value of swaps and the debt are recognized in net earnings, counterbalancing each other, except for any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

Embedded total return swap

The Company uses an investment contract which include an embedded total return swap to manage current and forecasted risks related to changes in the fair value of the Phantom Stock Units (“PSUs”) granted by the Company. The embedded total return swap is recorded at fair value on the consolidated balance sheet under other assets.

The Company has documented and designated the embedded total return swap as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. The Company has determined that the embedded total return swap is an effective hedge at the time of the establishment of the hedge and for the duration of the embedded total return swap. The changes in the fair value of the total return swap are initially recorded in consolidated other comprehensive income and subsequently reclassified to consolidated net earnings in the same period that the change in the fair value of the PSUs affects consolidated net earnings. Should it become probable that the hedge transaction will not occur, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be recognized in the reporting period's net earnings under Operating, selling, administrative and general expenses.

Hedge of the net investment in US self-sustaining operations

The Company has also designated its entire US dollar denominated long-term debt as a foreign exchange hedge of its net investment in its US self-sustaining operations. Accordingly, the portion of the gains or losses arising from the translation of the US dollar denominated debt that is determined to be an effective hedge is recognized in Other comprehensive income, counterbalancing gains and losses arising from translation of the Company’s net investment in its US self-sustaining subsidiaries. Should a portion of the hedging relationship become ineffective, the ineffective portion would be recorded in the consolidated statement of earnings under Operating, selling, administrative and general expenses.

Guarantees

A guarantee is defined as a contract or an indemnification agreement contingently requiring a company to make payments to a third party based on future events. These payments are contingent on either changes in an underlying or other variables that are related to an asset, liability, or an equity security of the indemnified party or the failure of another entity to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party. Guarantees are initially recognized at fair value and subsequently revaluated when the loss becomes likely.

Recently issued accounting standards not yet implemented

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. The Company will therefore adopt IFRS on April 25, 2011.

Since the Company will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because they will never be applied by the Company.

Alimentation Couche-Tard Inc. / 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

5. Interest in a joint venture

On January 6, 2010, the Company along with Shell Oil Products (“Shell”) created a joint venture, RDK Ventures LLC (“RDK”), to operate convenience stores located in the greater Chicago metropolitan area of the United States. Shell contributed $40.1 to the joint venture in property and equipment while the Company contributed $40.1 in cash. Line items from RDK’s statement of earnings and balance sheet are reflected in the Company’s consolidated financial statements using the proportionate consolidation method since Shell and the Company have joint control over the joint venture. The Company owns a 50.01% interest in RDK and the major components of the interest included in its consolidated financial statements are as follows:

As at April 25, 2010	$
Balance sheet
Current assets	15.5
Long-term assets	66.8
Current liabilities	14.8
Long-term liabilities	25.5

For fiscal year 2010	$
Statement of earnings
Revenues	110.1
Expenses	108.1
Net earnings	1.5
Statement of cash flows
Operating activities	10.6
Investing activities	(25.5)
Financing activities	20.1

6. Business acquisitions

The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated statements of earnings from their respective dates of acquisition. The allocations of the purchase price of the acquisitions were established based on available information and on the basis of evaluations and assumptions management believes to be reasonable. The allocations are based on the estimated fair values on the dates of acquisition.

2010

  On May 28, 2009, the Company purchased 43 company-operated stores in Phoenix, Arizona, United-States from ExxonMobil Corporation. The Company leases the land and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to the Company the “On the Run” trademark rights in the United States as well as a network of 444 franchised stores operating under this trademark in the United States.

  On January 6, 2010, through RDK, the Company participated in the acquisition of 100 stores owned by Shell, 69 of which are company-operated and the remaining 31 stores are operated by third party operators. RDK leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites.

  On February 16, 2010, the Company acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States.

  On April 6, 2010, the Company purchased eight company-operated stores in central North Carolina, United-States from Accel Marketing LLC. The Company owns the buildings and land for all eight sites.

  Since the beginning of the fiscal year, the Company also acquired 16 stores through 12 distinct transactions. The Company owns the land and buildings for eight sites while it leases both these assets for the other eight sites.

These acquisitions were settled for a total cash consideration of $156.1, including direct acquisition costs.

$
Tangible assets acquired
Inventories	11.0
Property and equipment	163.6
Other assets	0.3
Total tangible assets	174.9
Liabilities assumed
Accounts payable and accrued liabilities	2.1
Deferred credits and other liabilities	26.9
Total liabilities	29.0
Net tangible assets acquired	145.9
Intangibles	1.3
Goodwill	8.9
Total consideration paid, including direct acquisition costs	156.1

The Company expects that approximately $4.0 of the goodwill related to these transactions will be deductible for tax purposes.

Alimentation Couche-Tard Inc. / 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

6. Business acquisitions (continued)

2009

  On February 10, 2009, the Company purchased seven company-operated stores from Gate Petroleum Company. The acquired stores operate under the Gate banner in the Greensboro and Raleigh regions of North Carolina, United States. The Company leases the land and buildings related to two sites and it owns the building and leases the land for one site, while it owns both these assets for the other sites.

  On February 5, 2009, the Company purchased 13 stores located in the province of Quebec, Canada from Exploitation Quali-T inc., a subsidiary of Groupe Therrien. The Company leases the land and buildings related to all of these sites.

  On July 8, 2008, the Company purchased 70 company-operated stores from Spirit Energy. For 11 sites, the Company owns the buildings and the land, it leases the land for two sites and leases both the land and building for the remaining 57 sites. The acquired stores operate under the Convenient Food Mart banner in the St. Louis, Missouri area and the nearby central Illinois area, United States.

  On April 29, 2008, the Company purchased 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois, United States. The Company owns the land related to 14 sites and leases one while it owns all 15 buildings.

  During the 2009 fiscal year, the Company purchased two stores through two distinct transactions. The Company owns the land and buildings related to both transactions.

These acquisitions were settled for a total cash consideration of $80.8, including direct acquisition costs. The net assets acquired included working capital of $9.9, property and equipment of $59.1, other assets of $1.4, goodwill of $12.2 and deferred credits and other liabilities of $1.8. Approximately $4.7 of the goodwill related to these transactions was deductible for tax purposes.

2008

  On June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

  During fiscal year 2008, the Company purchased 18 stores through 15 distinct transactions.

These acquisitions were settled for a total cash consideration of $70.7, including direct acquisition costs. The net assets acquired included working capital of $3.5, property and equipment of $59.6, goodwill of $7.1, a non-compete agreement of $1.1 and deferred credits and other liabilities of $0.6. Approximately $5.7 of the goodwill related to these transactions was deductible for tax purposes.

7. Supplementary information relating to the consolidated statements of earnings

Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2010	2009	2008
	$	$	$
Net rent expense
Rent expense	250.6	237.6	209.0
Sub-leasing income	(21.3)	(19.6)	(18.3)
	229.3	218.0	190.7

	2010	2009	2008
	$	$	$
Depreciation and amortization
Property and equipment	203.2	181.7	170.6
Other assets	1.3	1.3	1.9
	204.5	183.0	172.5

Financial expenses
Interest on long-term debt	33.1	37.4	58.2
Interest income	(3.2)	(1.2)	(3.6)
	29.9	36.2	54.6

Alimentation Couche-Tard Inc. / 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

8. Income taxes

	2010	2009	2008
	$	$	$
Current income taxes	69.3	82.7	49.2
Future income taxes	40.0	32.0	19.0
	109.3	114.7	68.2

The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2010	2009	2008
	%	%	%
Combined statutory income tax rate in Canada (a)	30.58	30.90	31.66
Impact of tax rate changes	-	0.12	0.32
Other permanent differences	(4.08)	0.10	(1.65)
Effective income tax rate before unusual income tax reversal	26.50	31.12	30.33
Unusual retroactive income tax reversal (b)	-	-	(3.84)
Effective income tax rate	26.50	31.12	26.49

(a)	The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

(b)

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, during the fiscal year ended April 29, 2007, the Company recorded an unusual retroactive income tax expense of $9.9. During fiscal year 2008, the Company reversed this unusual income tax expense following an agreement with Quebec’s taxation authorities.

The components of future income tax assets (liabilities) are as follows:
	2010	2009
	$	$
Short-term net future income tax assets
Expenses deductible during the next year	22.9	22.8
Loss deductible during the next year	-	13.8
Revenues taxable during the next year	(7.5)	(6.5)
Deferred credits	1.0	1.5
Other	2.9	4.7
	19.3	36.3

Long-term net future income tax liabilities
Property and equipment	(162.8)	(140.5)
Intangible assets	(65.2)	(58.5)
Deferred credits	49.9	47.3
Asset retirement obligations	16.3	12.7
Goodwill	(20.1)	(11.0)
Expenses deductible in future years	17.8	8.2
Non-capital losses	5.0	2.6
Unrealized exchange gain	(18.3)	(0.8)
Other	5.8	7.9
	(171.6)	(132.1)

9. Net earnings per share

The following table presents the information for the computation of basic and diluted net earnings per share:

	2010	2009	2008
	$	$	$
Net earnings available to Class A and B shareholders	302.9	253.9	189.3

Weighted average number of shares (in thousands)	184,236	193,596	201,486
Dilutive effect of stock options (in thousands)	4,506	3,872	4,992
Weighted average number of diluted shares (in thousands)	188,742	197,468	206,478

Basic net earnings per share available for Class A and B shareholders	1.64	1.31	0.94

Diluted net earnings per share available for Class A and B shareholders	1.60	1.29	0.92

In calculating diluted net earnings per share for 2010, 1,138,627 stock options (1,677,059 in 2009 and 1,075,465 in 2008) are excluded due to their antidilutive effect.

Alimentation Couche-Tard Inc. / 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

10. Supplementary information relating to the consolidated statements of cash flows

The changes in non-cash working capital are detailed as follows:

	2010	2009	2008
	$	$	$
Accounts receivable	(27.8)	28.7	(37.6)
Inventories	(37.2)	35.1	(46.4)
Prepaid expenses	(11.0)	-	5.6
Accounts payable and accrued liabilities	75.0	(49.5)	76.2
Income taxes payable	(43.9)	15.7	(34.7)
	(44.9)	30.0	(36.9)

Cash flows relating to interest and income taxes are detailed as follows:

	2010	2009	2008
	$	$	$
Interest paid	29.4	34.2	59.5
Income taxes paid	111.3	66.1	89.0

11. Accounts receivable

	2010	2009
	$	$
Trade accounts receivable and vendor rebates receivable	119.4	106.8
Credit and debit cards receivable	139.2	102.4
Environmental costs receivable (Note 23)	3.1	3.0
Other accounts receivable	24.5	13.2
	286.2	225.4

12. Inventories

	2010	2009
	$	$
Merchandise – retail	323.3	289.2
Motor fuel	131.1	93.8
Merchandise – distribution centres	19.7	17.3
	474.1	400.3

13. Property and equipment

			2010
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	571.3	-	571.3
Buildings and building components	554.4	136.2	418.2
Leasehold improvements	389.3	190.4	198.9
Equipment	1,407.4	647.8	759.6
	2,922.4	974.4	1,948.0
Buildings and equipment under capital leases	45.4	12.9	32.5
	2,967.8	987.3	1,980.5

			2009
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	498.2	-	498.2
Buildings and building components	466.4	101.2	365.2
Leasehold improvements	330.2	140.3	189.9
Equipment	1,218.1	504.9	713.2
	2,512.9	746.4	1,766.5
Buildings and equipment under capital leases	23.5	12.8	10.7
	2,536.4	759.2	1,777.2

Alimentation Couche-Tard Inc. / 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

14. Goodwill

	2010	2009
	$	$
Balance, beginning of year	384.8	402.6
Goodwill acquired during the year	8.9	12.2
Effect of exchange rate fluctuations	32.8	(30.0)
Balance, end of year	426.5	384.8

15. Intangible assets

	2010	2009
	$	$
Trademarks	154.7	153.4
Licenses	18.8	17.9
Other	14.7	12.9
	188.2	184.2

16. Other assets

	2010	2009
	$	$
Deferred charges, net	9.4	10.9
Environmental costs receivable (Note 23)	18.7	19.3
Accrued pension benefit asset	8.3	7.1
Deposits	1.6	1.4
Other	27.2	22.0
	65.2	60.7

17. Accounts payable and accrued liabilities

	2010	2009
	$	$
Accounts payable and accrued expenses	627.9	510.3
Sales and other taxes payable	96.4	124.3
Salaries and related benefits	76.3	64.5
Deferred credits	14.8	13.7
Environmental costs	10.1	9.5
Other	47.4	35.8
	872.9	758.1

18. Long-term debt

	2010	2009
	$	$
US dollar term revolving unsecured operating credit A, maturing in September 2012 (a)	185.6	229.4
Canadian dollar term revolving unsecured operating credit A, maturing in September 2012 (CA$52.4 in 2010 and CA$28.6 in 2009) (a)	52.4	23.6
US dollar term revolving unsecured operating credit B, maturing in September 2012 (a)	87.4	110.6
Canadian dollar term revolving unsecured operating credit B, maturing in September 2012 (CA$24.6 in 2010 and CA$21.4 in 2009) (a)	24.6	17.7
Subordinated unsecured debt, at amortized cost (b)	351.7	351.7
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments, maturing in 2019	4.2	4.5
Obligations related to buildings and equipment under capital leases, rates varying from 0.53% to 12.54%, payable on various dates until 2019 (includes an amount of $24.9 related to RDK in 2010)	35.3	11.7
	741.2	749.2
Current portion of long-term debt	4.4	3.9
	736.8	745.3

Alimentation Couche-Tard Inc. / 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

18. Long-term debt (continued)

(a) Term revolving unsecured operating credits A, B and C

As at April 25, 2010, the Company has credit agreements consisting of three revolving unsecured facilities of initial maximum amounts of $650.0 (Operating credit A), $310.0 (Operating credit B) and $40.0 (Operating credit C) each, with initial terms of five years, 51 months and 42 months respectively. The credit facilities are available in the following forms:

  A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollar bankers’ acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the bankers’ acceptance rate, the US base rate or the LIBOR rate plus a variable margin;

  An unsecured line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and currency of the loan, on the Canadian prime rate, the US prime rate or the US base rate plus a variable margin.

Standby fees, which vary based on a leverage ratio and on the utilization rate of the credit facilities, apply to the unused portion of the credit facilities. Stamping fees, standby letters of credit fees and the variable margin used to determine the interest rate applicable to amounts borrowed are determined according to a leverage ratio of the Company.

Under the credit agreements, the Company must maintain certain financial ratios and respect certain restrictive provisions.

As at April 25, 2010, the weighted average effective interest rate is 0.86% (1.10% in 2009) for the US dollar portion and 1.05% (1.24% in 2009) for the Canadian dollar portion. In addition, CA$0.9 (CA$1.0 in 2009) and $26.6 ($18.3 in 2009) are used for standby letters of credit. As at April 25, 2010 and April 26, 2009, the available line of credit was unused and the Company was in compliance with the restrictive provisions and ratios imposed by the credit agreement. As at April 25, 2010 and April 26, 2009, Operating credit C was unused.

(b) Subordinated unsecured debt

Subordinated unsecured debt of a nominal amount of $350.0, maturing December 15, 2013, bearing interest at a nominal rate of 7.5% (effective rate of 7.35% (7.56% in 2009)). Since December 15, 2008, the Company has the option for early repayment at a premium.

The Subordinated unsecured debt agreement imposes restrictions on certain transactions.

Instalments on long-term debt for the next fiscal years are as follows:

	Obligations
	related to
	buildings and
	equipment	Other loans	Other loans
	under capital	denominated in	denominated in
	leases	US dollars	Canadian dollars
	$	$	CA$
2011	6.3	0.3	-
2012	4.2	0.3	-
2013	27.7	273.3	77.0
2014	1.7	350.4	-
2015	1.2	0.4	-
2016 and thereafter	0.5	2.5	-
	41.6
Interest expense included in minimum lease payments	6.3
	35.3

Alimentation Couche-Tard Inc. / 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

19. Deferred credits and other liabilities

	2010	2009
	$	$
Deferred gain on sale and leaseback transactions	98.6	101.3
Asset retirement obligations (a)	46.0	42.5
Deferred rent expense	27.0	20.4
Provision for site restoration costs	18.1	14.2
Provision for workers' compensation	17.8	16.5
Accrued pension benefit liability	14.0	9.8
Deferred credits	12.5	10.2
Deferred branding credits	12.2	13.3
Other liabilities	39.6	30.8
	285.8	259.0

(a)

The total undiscounted amount of estimated cash flows to settle the asset retirement obligations is approximately $135.1 and is expected to be incurred over the next 40 years. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

The reconciliation of the Company’s liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2010	2009
	$	$
Balance, beginning of year	50.9	48.8
Liabilities incurred	0.3	0.4
Liabilities settled	(1.7)	(2.5)
Accretion expense	4.4	3.8
Business acquisitions	1.5	1.4
Revision of estimations	0.3	-
Effect of exchange rate fluctuations	1.3	(1.0)
Balance, end of year	57.0	50.9

Of the total liability recorded in the consolidated balance sheets as at April 25, 2010 and April 26, 2009, $46.0 and $42.5, respectively, are included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

Alimentation Couche-Tard Inc. / 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

20. Capital stock

Authorized

Unlimited number of shares without par value

First and second preferred shares issuable in series, non-voting, ranking prior to other classes of shares with respect to dividends and payment of capital upon dissolution. The Board of Directors is authorized to determine the designation, rights, privileges, conditions and restrictions relating to each series of shares prior to their issuance.

Class A multiple voting and participating shares, ten votes per share except for certain situations which provide for only one vote per share, convertible into Class B subordinate voting shares on a share-for-share basis at the holder's option. Under the articles of amendment, no new Class A multiple voting shares may be issued.

Class B subordinate voting and participating shares, convertible automatically into Class A multiple voting shares on a share-for-share basis upon the occurrence of certain events.

The order of priority for the payment of dividends is as follows:

  first preferred shares;

  second preferred shares; and

  Class B subordinate voting shares and Class A multiple voting shares, ranking pari passu.

Issued and fully paid

The changes in number of outstanding shares are as follows:

	2010	2009
Class A multiple voting shares
Balance, beginning of year	53,710,412	53,881,212
Repurchase and cancellation of shares (a) (b)	(3,700)	(24,100)
Conversion into Class B shares	-	(146,700)
Balance, end of year	53,706,712	53,710,412

Class B subordinate voting shares
Balance, beginning of year	133,917,208	142,845,776
Repurchase and cancellation of shares (a) (b)	(4,296,000)	(9,387,500)
Issued as part of a previous acquisition	304	160
Issued on conversion of Class A shares	-	146,700
Stock options exercised for cash	321,085	312,072
Balance, end of year	129,942,597	133,917,208

(a)

On August 10, 2009, the Company implemented a share repurchase program to repurchase up to 2,685,370 of the 53,707,412 Class A multiple voting shares and up to 12,857,284 of the 128,572,846 Class B subordinate voting shares issued and outstanding as at July 24, 2009 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of 25.0% of the daily trading averages for the six months preceding July 24, 2009 and 1,000 shares can be made. When making such repurchases, the number of Class A multiple voting shares and Class B subordinate voting shares in circulation is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase period will end no later than August 9, 2010. All shares repurchased under the share repurchase program are cancelled upon repurchase.

(b)

From August 8, 2008 to August 7, 2009, the Company had a share repurchase program to repurchase up to 2,693,860 of the 53,877,212 Class A multiple voting shares and up to 14,031,210 of the 140,312,108 Class B subordinate voting shares issued and outstanding as at July 29, 2008 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of 25.0% of the daily trading averages for the six months preceding July 29, 2008 and 1,000 shares was allowed. Having made such repurchases, the number of Class A multiple voting shares and Class B subordinate voting shares in circulation was reduced and the proportionate interest of all remaining shareholders in the Company’s share capital was increased on a pro rata basis. All shares repurchased under the share repurchase program were cancelled upon repurchase.

Alimentation Couche-Tard Inc. / 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

21. Stock-based compensation and other stock-based payments

Stock option plan

The Company has a stock option plan (the Plan) under which it has authorized the grant of up to 16,892,000 stock options for the purchase of its Class B subordinate voting shares.

Stock options have up to a ten-year term, vest 20.0% on the date of the grant and cumulatively thereafter on each anniversary date of the grant and are exercisable at the designated market price on the date of grant. The grant price of each stock option shall not be set below the weighted average closing price for a board lot of the Class B shares on the Toronto Stock Exchange for the five days preceding the grant. Each stock option is exercisable into one Class B share of the Company at the price specified in the terms of the stock option.

The table below presents the status of the Company's stock option plan as at April 25, 2010, April 26, 2009 and April 27, 2008 and the changes therein during the years then ended:

		2010		2009
		Weighted		Weighted
	Number of stock	average	Number of stock	average
	options	exercise price	options	exercise price
		CA$		CA$
Outstanding, beginning of year	8,800,623	8.83	8,913,915	8.66
Granted	230,000	17.86	260,800	14.14
Exercised	(321,085)	8.34	(312,072)	6.61
Forfeited	(12,440)	22.91	(62,020)	17.85
Outstanding, end of year	8,697,098	9.07	8,800,623	8.83

Exercisable stock options, end of year	8,175,509		8,172,355

				2008
				Weighted
			Number of stock	average
			options	exercise price
				CA$
Outstanding, beginning of year			9,326,866	8.50
Granted			295,000	19.41
Exercised			(554,020)	9.02
Forfeited			(153,931)	18.77
Outstanding, end of year			8,913,915	8.66

Exercisable stock options, end of year			8,166,672

The following table presents information on the stock options outstanding and exercisable as at April 25, 2010:

		Options outstanding			Options exercisable
		Weighted average
	Number of	remaining	Weighted	Number of	Weighted
Range of	stock options	contractual life	average	stock options	average
exercise prices	outstanding	(years)	exercise price	exercisable	exercise price
CA$			CA$		CA$
2 – 4	2,314,028	0.40	2.66	2,314,028	2.66
6 – 8	3,331,700	1.96	7.37	3,331,700	7.37
8 – 12	1,089,300	3.55	10.41	1,089,300	10.41
12 – 16	376,120	7.00	13.86	203,140	13.68
16 – 20	1,061,925	6.37	17.62	818,245	17.50
20 – 26	524,025	6.55	24.64	419,096	24.60
	8,697,098			8,175,509

The fair value of stock options granted is estimated at the grant date using the Black-Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

	2010	2009	2008
Expected dividends (per share)	CA$0.15	CA$0.14	CA$0.13
Expected volatility	33.00%	32.20%	32.00%
Risk-free interest rate	3.27%	3.20%	3.98%
Expected life	8 years	8 years	8 years

The weighted average fair value of stock options granted in 2010 is CA$6.90 (CA$5.32 in 2009 and CA$8.04 in 2008).

For 2010, compensation cost charged to the consolidated statements of earnings amounts to $2.0 ($2.7 in 2009 and $4.0 in 2008).

Alimentation Couche-Tard Inc. / 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

21. Stock-based compensation and other stock-based payments (continued)

Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan for the benefit of its external directors allowing them, at their option, to receive all or a portion of their annual compensation and directors’ fee in the form of Deferred Share Units (“DSUs”). A DSU is a notional unit, equivalent in value to the Company’s Class B share. Upon leaving the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company’s Class B shares as traded on the open market on the date of payment, or b) in Class B shares bought by the Company on the open market on behalf of the participant.

The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any variation in the market value of the Class B shares. As at April 25, 2010, the Company has a total of 66,444 DSUs outstanding (56,920 as at April 26, 2009) and an obligation of $1.2 ($0.6 as at April 26, 2009) is recorded in deferred credit and other liabilities. The compensation cost amounts to $0.5 in 2010 and $0.2 in 2009 while a reversal of $0.2 was recorded in 2008.

Phantom Stock Units

On May 1st, 2009, the Company implemented a Phantom Stock Unit (“PSU”) Plan allowing the Board of Directors, through its Human Resources and Corporate Governance Committee, to grant PSUs to the officers and selected key employees of the Company (the “Participants”). A PSU is a notional unit whose value is based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the grant date. The PSU provides the Participant with the opportunity to earn a cash award based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the vesting date of the PSU. Each PSU initially granted vests no later than one day prior to the third anniversary of the grant date subject namely to the achievement of performance objectives of the Company, based on external and internal benchmarks, over a three-year performance period. PSUs are not dilutive since they are payable solely in cash.

For 2010, the Company granted a total of 194,277 PSUs while it cancelled 5,323 PSUs As at April 25, 2010, 188,954 PSUs are outstanding and an obligation of $1.1 is recorded in deferred credit and other liabilities. For 2010, the compensation cost amounts to $0.8.

22. Employee future benefits

The Company has a number of funded and unfunded defined benefit and defined contribution plans that provide retirement benefits to certain employees.

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans and cash contributed to its defined contribution plans and amount to $5.1 for 2010 ($4.9 for 2009 and $4.3 for 2008).

Defined benefit plans

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes on the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2007 and the next required valuation will be as of December 31, 2010.

Information about the Company's defined benefit plans, in aggregate, is as follows:

	2010	2009
	$	$
Accrued benefit obligation
Balance, beginning of year	31.7	41.6
Current service cost	1.0	0.7
Interest cost	2.8	2.2
Benefits paid	(2.2)	(2.0)
Past service costs	0.5	1.4
Actuarial gains	9.6	(5.7)
Effect of exchange rate fluctuations	7.5	(6.5)
Balance, end of year	50.9	31.7

Alimentation Couche-Tard Inc. / 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

22. Employee future benefits (continued)

	2010	2009
	$	$
Plans’ assets
Fair value, beginning of year	18.5	24.1
Actual return on plans’ assets	1.9	(1.1)
Employer contributions	0.4	0.5
Employee contributions	-	0.1
Benefits paid	(1.5)	(1.4)
Effect of exchange rate fluctuations	4.0	(3.7)
Fair value, end of year	23.3	18.5

Reconciliation of the funded status of the benefit plans to the amount recorded in the consolidated financial statements:

	2010	2009
	$	$
Fair value of plans’ assets	23.3	18.5
Accrued benefit obligation	50.9	31.7
Funded status of plan - deficit	(27.6)	(13.2)
Unamortized net actuarial loss	17.7	7.5
Unamortized transitional net asset	(0.5)	(0.9)
Unamortized past service cost	4.7	3.9
Accrued benefit liability	(5.7)	(2.7)

As at April 25, 2010, the accrued benefit obligation for unfunded pension plans amounts to $26.5 ($15.5 as at April 26, 2009).

The accrued benefit asset is included in the Company’s balance sheets as follows:

	2010	2009
	$	$
Other assets	8.3	7.1
Deferred credits and other liabilities	(14.0)	(9.8)
Accrued benefit liability	(5.7)	(2.7)

As at the measurement date, plans’ assets consist of:

	Percentage of plans’ assets
	2010	2009
	%	%
Asset category
Equity securities	27.1	19.5
Debt securities and cash	72.9	80.5
Total	100.0	100.0

The Company's pension benefit expense for the fiscal year is determined as follows:

			2010
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.7	0.3	1.0
Interest cost	2.8	-	2.8
Actual return on plans’ assets	(1.9)	0.7	(1.2)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial loss	9.6	(9.0)	0.6
Past service cost	0.5	0.1	0.6
Pension expense for the year	11.7	(8.4)	3.3

			2009
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	2.2	-	2.2
Actual return on plans’ assets	1.1	(2.4)	(1.3)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial (gain) loss	(5.7)	6.8	1.1
Past service cost	1.4	(0.9)	0.5
Pension expense for the year	(0.4)	3.0	2.6

Alimentation Couche-Tard Inc. / 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

22. Employee future benefits (continued)

			2008
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	2.1	-	2.1
Actual return on plans’ assets	(0.3)	(1.2)	(1.5)
Amortization of the net transitional asset	-	(0.6)	(0.6)
Net actuarial (gain) loss	(0.9)	2.3	1.4
Past service cost	2.3	(2.0)	0.3
Pension expense for the year	3.8	(1.5)	2.3

(a)	Adjustments to recognize the long-term nature of employee future benefit costs.

The significant weighted average actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligations and the pension expense are the following:

Accrued benefit obligation
	2010	2009
	%	%
Discount rate	5.50	8.00
Rate of compensation increase	4.00	4.00

Pension expense
	2010	2009	2008
	%	%	%
Discount rate	8.00	6.00	5.25
Expected rate of return on plans’ assets	6.00	6.00	6.00
Rate of compensation increase	4.00	4.00	4.00

Defined contribution plans

The Company's total pension expense under its defined contribution plans for 2010 is $5.0 ($3.8 in 2009 and 2008).

Deferred compensation plan – United States operations

The Company sponsors a deferred compensation plan that allows certain employees in its US operations to defer up to 25.0% of their base salary and 100.0% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amount to $9.6 as at April 25, 2010 ($6.1 as at April 26, 2009) and are included in Deferred credits and other liabilities.

23. Environmental costs

The Company is subject to Canadian and US legislations governing the storage, handling and sale of motor fuel and related products. The Company considers that it is compliant with all important aspects of the current environmental legislations.

The Company has an ongoing training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually.

In each of the U.S. states in which the Company operates, with the exception of Michigan, Iowa, Florida, Arizona, Texas and Washington, there is a state fund to cover the cost of certain environmental remediation activities after applicable trust fund deductible is met, which varies by State. These state funds provide insurance for motor fuel facilities operations to cover some of the costs of cleaning up certain contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and/or a motor fuel taxes in each of the states finance the trust funds. The Company pays annual registration fees and remits sales taxes to applicable states. Insurance coverage is different in the various states.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $28.2 provision for environmental costs as at April 25, 2010 ($23.7 as at April 26, 2009). Of this amount, $10.1 ($9.5 as at April 26, 2009) is included in Accounts payable and accrued liabilities and the remainder is included in Deferred credits and other liabilities. Furthermore, the Company has recorded an amount of $21.8 for environmental costs receivable from trust funds as at April 25, 2010 ($22.3 as at April 26, 2009), of which $3.1 ($3.0 as at April 26, 2009) is included in Accounts receivable and the remainder is included in Other assets.

Alimentation Couche-Tard Inc. / 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

24. Financial instruments and capital risk management

Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks: foreign currency risk, interest rate risk, credit risk, liquidity risk and price risk. The Company uses derivative financial instruments to hedge certain risk exposures, primarily price risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

The Company is also exposed to foreign currency risk with respect to a portion of its long-term debt denominated in US dollars.

As at April 25, 2010, everything else being equal, a hypothetical strengthening (weakening) of 5.0% of the US dollar against the Canadian dollar would have had a favourable (unfavourable) net impact of $21.3 on Other comprehensive income.

Interest rate risk

The Company is exposed to interest rate risk through the portion of its long-term debt bearing interest at a variable rate. The Company’s policy is to maintain a large portion of its borrowings in variable rate instruments using interest rate swaps when necessary.

The Company’s fixed rate long-term debt is exposed to a risk of change in its fair value due to changes in interest rates. As at April 26, 2010, the Company did not hold any derivative instruments to mitigate this risk. As at April 26, 2009 and for part of fiscal 2010, to mitigate this risk, the Company had a fixed-to-variable interest rate swap on its Subordinated unsecured debt whereby it had agreed to swap the amount of the difference between variable interest rate and the fixed rate, calculated on the reference amounts. This interest rate swap was designated as a fair value hedge of the Subordinated unsecured debt.

During 2010, the interest rate swap agreement held by the Company as at April 26, 2009 was terminated by the counterparty in exchange for the payment on their part of an amount of $2.5. Following the termination of this swap, the Company discontinued hedge accounting for this swap. The fair value of the terminated swap recorded against the Subordinated unsecured debt is amortized using the effective rate method over the remaining term of the debt. As at April 26, 2009 the swap had a carrying amount and fair value of $2.6.

The amount outstanding as at April 26, 2009 was as follows:

Maturity (a)	Reference	Pays/receives	Fixed rate	Variable rate
	$		%
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.98%

(a)	Under certain conditions, the maturity date of the swap could have been altered to correspond with the repurchase conditions of the corresponding subordinated debt.

The Company is exposed to a risk of change in cash flows due to changes in interest rates on its variable rate long-term debt and does not currently hold any derivative instruments that mitigate this risk. The Company analyzes its interest rate exposure on an ongoing basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net earnings of a defined interest rate shift. As at April 25, 2010, the impact on net earnings of a 1.0% shift would have been $2.6.

Credit risk

The Company is exposed to credit risk with respect to Cash and cash equivalents, Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable and the embedded total return swap.

Credit risk related to Trade accounts receivable and vendor rebates receivable is limited considering the nature of the Company’s activities and its counterparties. As at April 25, 2010, no single creditor accounted for over 10.0% of total Trade accounts receivable and vendor rebates receivable and the related maximum credit risk exposure corresponds to their carrying amount.

The Company mitigates the credit risk related to Cash and cash equivalents and Credit and debit cards receivable by dealing with major financial institutions that have very low or minimal credit risk. As at April 25, 2010, the maximum credit risk exposure related to Cash and cash equivalents and Credit and debit cards receivable corresponds to their carrying amount.

The Company is exposed to credit risk arising from its embedded total return swap when this swap results in a receivable from the financial institutions. In accordance with its risk management policy, to reduce this risk, the Company has entered into this swap with a major financial institution with a very low credit risk.

Alimentation Couche-Tard Inc. / 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

24. Financial instruments and capital risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its obligations associated with financial liabilities and lease commitments. The Company is exposed to this risk mainly through its Long-term debt, Accounts payable and accrued expenses and lease agreements. The Company’s liquidity is provided mainly by cash flows from operating activities, borrowings available under its revolving credit facilities as well as potential sale and leaseback transactions.

On an ongoing basis, the Company monitors rolling forecasts of its liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensures that it has sufficient flexibility under its available liquidity resources to meet its obligations.

The contractual maturities of financial liabilities as at April 25, 2010 are as follows:

				Between one	Between two
	Carrying	Contractual	Less than	and two	and five	More than
	amount	cash flows	one year	years	years	five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	745.4	745.4	745.4	-	-	-
Term revolving unsecured operating credit A	238.0	243.1	2.1	2.1	238.9	-
Term revolving unsecured operating credit B	112.0	114.4	1.0	1.0	112.4	-
Subordinated unsecured debt	351.7	444.3	25.7	25.7	392.9	-
Other long-term debt	39.5	48.9	6.9	5.4	33.1	3.5
	1,486.6	1,596.1	781.1	34.2	777.3	3.5

(1)	Excludes deferred credits as well as statutory accounts payable and accrued liabilities such as sales taxes, excise taxes property taxes and certain payroll benefits.

Price risk

The Company is exposed to price risk with respect to its obligation related to its PSU Plan which fluctuates in part with the fair value of the Company’s Class B shares. To mitigate this risk, the Company has entered into a financial arrangement with an investment grade financial institution which includes an embedded total return swap with an underlying representing 189,072 Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangement will be adjusted as needed to reflect new awards, adjustments and/or settlements of PSUs. As at April 25, 2010, the impact on net earnings of a 5.0% shift of the contract would not have been significant.

Fair values

The fair value of Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable and Accounts payable and accrued liabilities is comparable to their carrying amount, given the short maturity and the carrying value of the Term revolving unsecured operating credits approximate their fair value given that their credit spread is similar to the credit spread the Company would obtain in similar conditions at the reporting date.

The Cash and cash equivalent is accounted for at fair value in the financial statements.

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

  the fair value of the investment contract including an embedded total return swap is based on the fair market value of Class B shares;

  the fair value of the Subordinated unsecured debt has been estimated based on the discounted cash flows of the debt at the Company’s estimated incremental borrowing rates for debt of the same remaining maturities. As at April 25, 2010, the Subordinated unsecured debt had a carrying amount of $351.7 ($351.7 as at April 26, 2009) and a fair value of $357.0 ($346.2 as at April 26, 2009);

  the fair value of interest rate swaps is estimated by obtaining quotes (marked to market) from the Company’s banks and by adjusting it to take the counterparty’s credit rating into account. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements at the reporting date.

Alimentation Couche-Tard Inc. / 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

24. Financial instruments and capital risk management (continued)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 but are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

The Company categorized the fair value measurement of Cash and cash equivalent in Level 1. For the Investment contract including an embedded total return swap, and the interest rate swap, the Company categorized the fair value measurement in Level 2, as they are primarily derived from observable market inputs, that is, quoted market prices and interest rates.

Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company’s capital is comprised of total Shareholders’ equity and net interest-bearing debt. Net interest-bearing debt refers to Long-term debt and its current portion, net of Cash and cash equivalents and temporary investments, if any.

In order to maintain or adjust the capital structure, the Company may issue new shares, redeem shares, sell assets to reduce debt or adjust the amount of dividends paid to shareholders.

In its capital structure, the Company considers its stock option, phantom stock units and deferred share unit plans. The Company’s share repurchase program is also one of the tools it uses to achieve its objectives.

The Company monitors capital on the basis of the net interest-bearing debt to total capitalization ratio (the ratio) and also monitors its credit ratings as determined by third parties. As at the balance sheet date, the ratio was as follows:

	2010	2009
	$	$
Current portion of long-term debt	4.4	3.9
Long-term debt	736.8	745.3
Cash and cash equivalents	220.9	173.3
Net interest-bearing debt	520.3	575.9

Shareholders’ equity	1,614.3	1,326.0
Net interest-bearing debt	520.3	575.9
Total capitalization	2,134.6	1,901.9

Net interest-bearing debt to total capitalization ratio	24.4%	30.3%

Under its Term revolving unsecured operating credit, the Company must meet the following ratios on a consolidated basis:

  a leverage ratio, which is the ratio of total Long-term debt less Cash and cash equivalents to EBITDA for the four most recent quarters. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure;

  a fixed charge coverage ratio, which is the ratio of EBITDAR for the four most recent quarters to the total interest expense and the rent payments in the same periods. EBITDAR is a non-GAAP measure and is calculated as EBITDA plus rent payments.

The Company monitors these ratios on a quarterly basis and is in compliance with these covenants.

The Company is not subject to any other significant externally imposed capital requirement.

Alimentation Couche-Tard Inc. / 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

25. Contractual obligations

Minimum lease payments

As at April 25, 2010, the Company has entered into operating lease agreements expiring on various dates until 2031 which call for aggregate minimum lease payments of $1,688.9 in the United States and of CA$832.0 in Canada for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise holders. The minimum lease payments for the next fiscal years are as follows:

	United States	Canada
	$	CA$
2011	154.8	87.9
2012	149.6	78.7
2013	141.6	70.1
2014	128.5	59.9
2015	124.3	51.1
2016 and thereafter	990.1	484.3

Purchase commitments

The Company has concluded agreements to acquire, during the next fiscal year, equipment which call for aggregate payments of CA$0.8.

Moreover, the Company has entered into various product purchase agreements that require it to purchase minimum amounts or quantities of merchandise and motor fuel annually. The Company has generally exceeded such minimum requirements in the past and expects to continue doing so for the foreseeable future. Failure to satisfy the minimum purchase requirements could result in termination of the contracts, change in pricing of the products, payments to the applicable providers of a predetermined percentage of the commitments and repayments of a portion of rebates received.

26. Contingencies and guarantees

Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operations. In management's opinion, these claims and proceedings are unfounded. Management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company's results and financial position.

Guarantees

Sublease agreements

The Company entered into a number of agreements to sublease premises to third parties. Under some of these agreements, the Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sublessees fail to pay. As at April 25, 2010, the total future lease payments under such agreements are approximately $2.6 and their fair value is not significant. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Alimentation Couche-Tard Inc. / 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

27. Segmented information

The Company operates convenience stores in the United States and Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources fall mainly into two categories: merchandise and services and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:

			2010			2009
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,986.0	1,895.5	5,881.5	3,742.6	1,673.8	5,416.4
Motor fuel	8,819.8	1,738.3	10,558.1	8,865.2	1,499.5	10,364.7
	12,805.8	3,633.8	16,439.6	12,607.8	3,173.3	15,781.1

Gross profit
Merchandise and services	1,308.1	638.3	1,946.4	1,226.2	574.9	1,801.1
Motor fuel	488.7	118.2	606.9	545.6	89.9	635.5
	1,796.8	756.5	2,553.3	1,771.8	664.8	2,436.6

Property and equipment and goodwill (a)	1,877.9	529.1	2,407.0	1,729.0	433.0	2,162.0

						2008
				US	Canada	Total
				$	$	$
External customer revenues (a)
Merchandise and services				3,476.3	1,724.4	5,200.7
Motor fuel				8,891.6	1,277.7	10,169.3
				12,367.9	3,002.1	15,370.0

Gross profit
Merchandise and services				1,146.5	601.1	1,747.6
Motor fuel				393.9	82.0	475.9
				1,540.4	683.1	2,223.5

Property and equipment and goodwill (a)				1,637.1	502.6	2,139.7

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

28. Products subject to price regulation

The Company sells certain products subject to price regulation by various provincial and state authorities. Prices for beer, wine, spirits and cigarettes may be subject to minimum pricing. Dairy prices and fuel prices may be subject to minimum and/or maximum pricing. Lottery prices are subject to set pricing. Taking into account the number of provinces and states in which the Company does business and the fact that this regulation is set by these entities independently, no individual regulation has a significant impact on the Company's consolidated earnings. Revenue recognition is unaffected by price regulation.

29. Subsequent event

On June 2, 2010, the Company commenced a tender offer to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s General Stores Inc. for $36.00 per share, payable in cash. The transaction would have a total enterprise value of approximately $1,900 on a fully diluted basis, including Casey’s net debt of approximately $29.0.

30. Comparative figures

Certain comparative figures have been reclassified to comply with the presentation adopted in the 2010 fiscal year.

Alimentation Couche-Tard Inc. / 60